As filed with the Securities and Exchange Commission on December 27, 2004
Registration No. 333-_______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-3 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ICICI BANK LIMITED
(Exact Name of Registrant as Specified in Its Charter)

VADODARA, GUJARAT, INDIA (State or Other Jurisdiction of Incorporation or Organization)	Not Applicable (Translation of Registrant’s name into English)	Not Applicable (I.R.S. Employer Identification Number)

ICICI Bank Towers Bandra-Kurla Complex Mumbai 400051, India Tel: 011-91-22-2653-1414 (Address and Telephone Number of Registrant’s Principal Executive Offices)

Mr. Madhav Kalyan
Joint General Manager, ICICI Bank
New York Representative Office
500 Fifth Avenue, Suite 2830
New York, New York 10110
Tel: (212) 827-8448
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Margaret E. Tahyar, Esq. Davis Polk & Wardwell 15, avenue Matignon 75008 Paris France Tel. No.: 011-33-1-5659-3670	Michael W. Sturrock, Esq. Latham & Watkins LLP 80 Raffles Place #14–20 UOB Plaza 2 Singapore 048624 Tel. No.: 011-65-6536-1161

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title Of Securities To Be Registered(1)	Number of Equity Shares	Proposed Maximum Aggregate Price Per Unit(2)	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee
Equity Shares, par value Rs. 10 per share	22,071,886	$19.60	$216,304,483	$25,459

(1)	American Depositary Shares evidenced by American Depositary Receipts issuable on deposit of the equity shares registered hereby have been registered under a separate statement on Form F-6, Registration No. 333-11504. Each American Depositary Share represents two equity shares.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act on the basis of the average of the high and low prices of the equity shares represented by the American Depositary Shares on the New York Stock Exchange on December 21, 2004.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS DATED , 2005 SUBJECT TO COMPLETION

ICICI BANK LIMITED
American Depositary Shares Representing Equity Shares _____________________________

American Depositary Shares, or ADSs, representing                of our equity shares are being sold by the selling shareholders. Each ADS offered represents two equity shares of ICICI Bank Limited. We will not receive any of the proceeds from this offering.

Our outstanding ADSs are traded on the New York Stock Exchange under the symbol "IBN." The last reported sales price of our ADSs on the New York Stock Exchange on               , 2005 was US$                 per ADS. Our equity shares are traded in India on The Stock Exchange, Mumbai and the National Stock Exchange of India Limited. The closing price for our equity shares on The Stock Exchange, Mumbai on               , 2005 was US$       assuming an exchange rate of Rs.      per dollar.

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Investing in our ADSs involve certain risks, see “Risk Factors” beginning on page 5.

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     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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	Per ADS	Total
Initial Price to Public	US$	US$
Underwriting Discounts and Commissions	US$	US$
Proceeds to Selling Shareholders, Before Expenses	US$	US$
_____________________________

The selling shareholders have granted the underwriters an option exercisable within      days from the date of this prospectus to purchase up to an aggregate of an additional              ADSs, representing up to an additional equity shares, from them at the initial price to the public, less the underwriting discounts and commissions.

The underwriters are offering the ADSs subject to various conditions. The underwriters expect to deliver the ADSs in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on             , 2005.

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Merrill Lynch & Co. Morgan Stanley UBS Investment Bank _____________________________ Prospectus dated , 2005

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ABOUT THIS PROSPECTUS

     You should read this prospectus together with the additional information described under the heading “Where You Can Find More Information About Us.”

     Unless otherwise stated in this prospectus or unless the context otherwise requires, references in this prospectus to “we”, “our” and “us” are to ICICI Bank Limited and its consolidated subsidiaries and other consolidated entities. References in this prospectus to “ICICI” are to ICICI Limited prior to its amalgamation with ICICI Bank Limited.

     In this prospectus, references to "US" or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. References to "$" or “US$” or “dollars" or "U.S. dollars" are to the legal currency of the United States and references to "Rs." or "rupees" or "Indian rupees" are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

     Except as otherwise stated in this prospectus, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on December 21, 2004, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 43.66 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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SUMMARY

     You should read the following summary together with the risk factors and the more detailed information about us and our financial results included elsewhere in this prospectus or incorporated by reference. See “Incorporation of Documents by Reference.”

Overview

     We are a leading Indian private sector commercial bank offering a variety of products and services. We were incorporated in India in 1994. In 2002, ICICI, a long-term financial institution and two of its subsidiaries, ICICI Personal Financial Services and ICICI Capital Services, were amalgamated with us. ICICI Personal Financial Services was engaged in the distribution and servicing of various retail credit products and other services offered by ICICI and us. ICICI Capital Services was a distributor of financial and investment products. Our products and services now include those previously offered by ICICI. As of March 31, 2004 we were the largest private sector bank in India and the second largest bank in India, in terms of assets.

     Our commercial banking operations span the corporate and the retail sector. At November 30, 2004, our principal network consisted of 442 branches, 53 extension counters and 1,842 ATMs in 311 centers across several Indian states. We offer a suite of products and services for both our corporate and retail customers. We offer a range of retail credit and deposit products and services to retail customers. We have over 10 million retail customer accounts. Our corporate customers include India’s leading companies as well as growth-oriented small and middle market businesses, and the products and services offered to them include loan and deposit products and fee and commission-based products and services. Through our treasury operations, we manage our balance sheet and strive to optimize profits from our trading portfolio by taking advantage of market opportunities. We believe that the international markets present a major growth opportunity and have, therefore, expanded to countries other than India to serve our customers’ cross border needs and offer our commercial banking products to international customers.

     We offer our customers a choice of delivery channels, and we use technology to differentiate our products and services from those of our competitors. We remain focused on changes in customer needs and technological advances to remain at the forefront of electronic banking in India, and seek to deliver high quality and effective services.

Strategy

     Our objective is to enhance our position as a provider of banking and other financial services in India and to leverage our competencies in financial services and technology to develop an international business franchise. The key elements of our business strategy are to:

     Fully Leverage the Synergies from the Amalgamation and Our Enhanced Capital Base Following Our Share Issuance in April 2004: The amalgamation increased our capital base, lowered the cost of our funding compared to ICICI and expanded the scope of our business operations to include the products and services offered by ICICI. In April 2004, we completed a share issuance of Rs. 32.5 billion (US$ 744 million) to support growth in various areas of our business operations. We aim to continue to develop and increase our market share in profitable business lines.

     Focus on Quality Growth Opportunities: We aim to focus on quality growth opportunities through several specific objectives, which include building on our leadership position in retail credit, strengthening individual customer relationships, focusing on leveraging our corporate relationships and increased capital base to increase our market share in non-fund-based working capital products and fee-based services. We aim to provide comprehensive and integrated services, and to increase the cross-selling of our products and services and maximize the value of our corporate relationships through the effective use of technology, speedy response times, quality service and the provision of products and services designed to meet specific customer needs.

     Enhance Our Strengths in the Insurance Business: We believe that the insurance sector has significant growth potential. We believe that our subsidiaries, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited have built a platform for continued growth, high market share and profitability in the medium term based on extensive distribution efforts, brand recall and underwriting capabilities. According to statistics published by the Insurance Regulatory & Development Authority, ICICI Prudential Life Insurance is the largest private sector life insurance company in India, with about 29% market share in the private sector based on new business premiums from April through October 2004. ICICI Lombard General Insurance is the largest private sector general insurance company in India, with about 24% market share in the private sector based on gross premium from April through October 2004. We seek to leverage the synergies we have with our insurance subsidiaries.

     Build an International Presence: We believe that the international markets present a major growth opportunity. We have therefore expanded to countries other than India to cater to our customers’ cross border needs and offer our commercial banking products in select international markets, and aim to develop an international presence.

     Emphasize Conservative Risk Management Practices and Enhance Asset Quality: We believe that conservative credit risk management policies and procedures are critical to maintain competitive advantages in our business, and we continue to build on our credit risk management tools, and aim to mitigate credit risk by adopting various measures.

     Use Technology for Competitive Advantage: We seek to be at the forefront of technology usage in the financial services sector. Technology is a strategic tool for our business operations to gain competitive advantage and to improve overall productivity and efficiency of the organisation.

     Attract and Retain Talented Professionals: We have been successful in building a team of talented professionals with relevant experience. We believe a key to our success will be our ability to continue to maintain and grow a pool of strong and experienced professionals. We intend to continuously develop our management and organizational structure to allow us to respond effectively to changes in the business environment and enhance our overall performance.

     Our principal executive offices are located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400051, India and our telephone number is (91) 22-2653-1414.

The Offering

ADSs offered by the selling shareholders	ADSs representing equity shares, constituting approximately % of our issued and outstanding equity shares.

Over-allotment option granted by the selling shareholders	The selling shareholders have granted the underwriters an option exercisable within days from the date of this prospectus to purchase up to an aggregate of an additional ADSs, representing an additional equity shares, from them at the initial price to the public, less the underwriting discount.

Selling shareholders	See “Principal and Selling Shareholders” for more information on the selling shareholders in this offering.

The ADSs	Each offered ADS represents two equity shares par value Rs. 10 per share. The offered ADSs are evidenced by American Depositary Receipts. See “Description of American Depositary Receipts” and “Description of Equity Shares” incorporated by reference in this prospectus.

ADSs to be outstanding after this offering	(assumes no exercise of the underwriters’ over-allotment option to purchase additional ADSs).

Equity shares to be outstanding after this offering

Offering price	The offered ADSs are being offered at a price of $ per ADS.

Depositary	Deutsche Bank Trust Company Americas.

Use of Proceeds	We will not receive any of the proceeds from the sale of these ADSs.

Listing	We are listing the offered ADSs on the New York Stock Exchange. Our outstanding equity shares are principally traded in India on the Stock Exchange, Mumbai and the National Stock Exchange of India Limited.

New York Stock Exchange symbol for ADSs	IBN

Dividends	The declaration, amount and payment of dividends are subject to the recommendation of our board of directors and the approval of our shareholders. Under Indian regulations currently in force, the declaration of dividends by banks is subject to certain additional conditions. If we comply with such conditions, we are allowed to declare a dividend but only up to a certain percentage of our profits. For any dividends beyond such percentage, we are required to obtain permission from the Reserve Bank of India. Holders of equity shares and ADSs will be entitled to dividends paid, if any. In fiscal year 2005, we paid a dividend of Rs. 7.50 per equity share. See also “Dividends” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus.

Voting rights	The ADSs will have no voting rights. Under the deposit agreement, the depositary will vote the equity shares deposited with it as directed by our board of directors. See “Restriction on Foreign Ownership of Indian Securities” in our annual report on Form 20-F for the fiscal year ended

March 31, 2004, which is incorporated by reference in this prospectus.

Taxation	Dividends you receive on the ADSs or equity shares, other than certain pro rata distributions of ADSs or equity shares or rights to acquire ADSs or equity shares, will generally constitute foreign source dividend income for U.S. federal income tax purposes. You will recognize a capital gain or loss for U.S. federal income tax purposes on the sale or exchange of ADSs or equity shares in the same manner as you would on the sale or exchange of any other shares held as capital assets. Under certain circumstances, you may be subject to Indian tax upon the disposition of equity shares. For a more detailed description of material tax consequences to investors in ADSs and equity shares, see “Taxation” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus.

The Indian Invitation to Offer

     We prepared and delivered to all holders of our equity shares an invitation to offer dated                , 2005 which invited holders of our equity shares to offer their equity shares for sale in this offering, pursuant to recent Indian regulations in this regard. Our invitation to offer was mailed only to holders of our equity shares to their addresses of record in India. Holders of ADSs are not eligible to participate in the transactions contemplated by the invitation to offer.

     Under the terms of the invitation to offer, the related letter of transmittal, escrow agreement and other documents, the shares to be sold by the selling shareholders are being held in escrow by               , as escrow agent, until such time as they are required to be deposited with                , as custodian on behalf of Deutsche Bank Trust Company Americas, the depositary, against the issuance of ADSs representing such shares and to be delivered to the underwriters under the terms of the underwriting agreement entered into by us, the underwriters and the selling shareholders. The successful completion of these transactions by us, the selling shareholders and the escrow agent is a condition precedent to the underwriters' obligation to purchase any ADSs in this offering.

RISK FACTORS

     Investing in the securities offered using this prospectus involves risk. You should consider carefully the risks described below, together with the risks described in the documents incorporated by reference into this prospectus before you decide to buy our securities. If any of these risks actually occur you may lose all or part of your investment.

Risks Relating to India

A slowdown in economic growth in India could cause our business to suffer.

     The Indian economy has shown sustained growth over the last few years with real GDP growing at 8.2% in fiscal 2004, 4.0% in fiscal 2003 and 5.8% in fiscal 2002. GDP grew by 7.4% during the first quarter of fiscal 2005. The Index of Industrial Production grew at 7.9% in the first six months of fiscal 2005 compared to 6.9% in fiscal 2004, 5.8% in fiscal 2003 and 2.7% in fiscal 2002. Any slowdown in the Indian economy or volatility of global commodity prices, in particular oil and steel prices, could adversely affect our borrowers and contractual counterparties. With the increasing importance of retail loans to our business, any slowdown in the growth of sectors like housing and automobiles could adversely impact our performance. Further, with the increasing importance of the agricultural sector in our business, any slowdown in the growth of the agricultural sector could also adversely impact our performance. Growth in the agricultural sector in India has been variable and dependent on climatic conditions, primarily the level and timing of rainfall. The agricultural sector grew by 3.4% during the first quarter of fiscal 2005 compared to a growth of 9.1% in fiscal 2004 and a decline of 5.2% during fiscal 2003. Any slowdown could adversely affect our business, including our ability to grow our asset portfolio, the quality of our assets, our financial performance, our stockholders’ equity, our ability to implement our strategy and the price of our equity shares and our ADSs.

A significant increase in the price of crude oil could adversely affect the Indian economy, which could adversely affect our business.

     India imports approximately 70.0% of its requirements of crude oil, which were approximately 26.7% of total imports in fiscal 2004. The sharp increase in global crude oil prices during fiscal 2001 adversely affected the Indian economy in terms of volatile interest and exchange rates. This adversely affected the overall state of liquidity in the banking system leading to intervention by the Reserve Bank of India. Crude oil prices declined in fiscal 2002 due to weaker demand. During fiscal 2003, crude oil prices initially rose as a result of Middle-East tensions and in particular the US-led military action in Iraq before declining on account of the relatively short duration of the war. Conditions remain volatile in the Middle-East where most of the world’s oil production facilities are located. There has been a sharp increase in global crude oil prices over the past few months (due to increased international oil demand and tensions in the Middle East), which has contributed to a rise in inflation, higher market interest rates in the Indian economy and a higher trade deficit. While oil prices have moderated recently, any significant increase or volatility in oil prices, due to continuing or further tensions or hostilities or otherwise, could affect the Indian economy and the Indian banking and financial system, in particular through its impact on inflation, interest rates and the trade deficit. This could adversely affect our business including our ability to grow, the quality of our assets, our financial performance, our stockholders’ equity, our ability to implement our strategy and the price of our equity shares and our ADSs.

A significant change in the Indian government's economic liberalization and deregulation policies could disrupt our business and cause the price of our equity shares and our ADSs to go down.

     Our assets and customers are predominantly located in India. The Indian government has traditionally exercised and continues to exercise a dominant influence over many aspects of the economy. Its economic policies have had and could continue to have a significant effect on private sector entities, including us, and on market conditions and prices of Indian securities, including our equity shares and our ADSs.

     The most recent parliamentary elections were completed in May 2004. A coalition government led by the Indian National Congress party has been formed with Dr. Manmohan Singh as the Prime Minister of India. A significant change in the government's policies could adversely affect business and economic conditions in India and could also adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs.

Financial instability in other countries, particularly emerging market countries, could disrupt our business and cause the price of our equity shares and our ADSs to go down.

     The Indian market and the Indian economy are influenced by economic and market conditions in other countries, particularly emerging market countries in Asia. Financial turmoil in Asia, Latin America, Russia and elsewhere in the world in the past years has affected the Indian economy even though India was relatively unaffected by the financial and liquidity crises experienced elsewhere. Although economic conditions are different in each country, investors' reactions to developments in one country can have adverse effects on the securities of companies in other countries, including India. A loss of investor confidence in the financial systems of other emerging markets may cause increased volatility in Indian financial markets and indirectly, in the Indian economy in general. Any worldwide financial instability could also have a negative impact on the Indian economy. This in turn could negatively impact the Indian economy, including the movement of exchange rates and interest rates in India, which could adversely affect the Indian financial sector, including us. Any financial disruption could have an adverse effect on our business, our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs.

If regional hostilities, terrorist attacks or social unrest in some parts of the country increase, our business could suffer and the price of our equity shares and our ADSs could go down.

     India has from time to time experienced social and civil unrest and hostilities both internally and with neighboring countries. In recent years, there have been military confrontations between India and Pakistan in the Kashmir region and present relations between India and Pakistan continue to be tense on the issues of terrorism, armament and Kashmir. India has also experienced terrorist attacks in some parts of the country. These hostilities and tensions could lead to political or economic instability in India and a possible adverse effect on our business, our future financial performance and the price of our equity shares and our ADSs. For example, the terrorist attacks in the United States on September 11, 2001 and subsequent military action in Afghanistan and Iraq affected markets all over the world. The United States’ continuing battle against terrorism could lengthen these regional hostilities and tensions. Further, India has also experienced social unrest in some parts of the country. If such tensions occur in other parts of the country leading to overall political and economic instability, it could have an adverse effect on our business, our future financial performance and the price of our equity shares and our ADSs.

Trade deficits could cause our business to suffer and the price of our equity shares and our ADSs to go down.

     India's trade relationships with other countries can also influence Indian economic conditions. In fiscal 2004, India experienced a trade deficit of Rs. 628.7 billion (US$ 14.4 billion), an increase of Rs. 268.7 billion (US$ 6.2 billion) from fiscal 2003. In fiscal 2005 (through November 2004), the trade deficit increased significantly to Rs. 814.2 billion (US$ 18.6 billion) as compared to Rs. 480.6 billion (US$ 11.0 billion) in the corresponding period of the previous year, mainly due to the rise in global crude oil prices. International crude oil prices increased from US$35.75 per barrel at March 31, 2004 to a peak of US$ 56.17 per barrel at October 22, 2004 before declining to US$43.80 per barrel at December 16, 2004. If trade deficits increase or are no longer manageable, the Indian economy, and therefore our business, our financial performance, our stockholders’ equity and the price of our equity shares and our ADSs, could be adversely affected.

Natural calamities could have a negative impact on the Indian economy and could cause our business to suffer and the price of our equity shares and our ADSs to go down.

     India has experienced natural calamities like earthquakes, floods and drought in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. In fiscal 2003, many parts of India received significantly less than normal rainfall. As a result of the drought conditions in the economy during fiscal 2003, the agricultural sector recorded a negative growth of 5.2% . According to the India Meteorological Department, rainfall for the period June 1, 2004 to September 30, 2004 has been 87.0% of the normal level. The erratic progress of the monsoon in 2004 has adversely affected sowing operations for certain crops. Further prolonged spells of below normal rainfall in the country or other natural calamities could have a negative impact on the Indian economy, affecting our business and causing the price of our equity shares and our ADSs to go down.

Financial difficulty and other problems in certain financial institutions in India could cause our business to suffer and the price of our equity shares and our ADSs to go down.

     As an Indian bank, we are exposed to the risks of the Indian financial system which in turn may be affected by financial difficulties and other problems faced by certain Indian financial institutions. See “Overview of the Indian Financial Sector” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus. As an emerging market system, the Indian financial system faces risks of a nature and extent not typically faced in developing countries, including the risk of deposit runs notwithstanding the existence of a national deposit insurance scheme. For example, in April 2003, unsubstantiated rumours, believed to have originated in Gujarat, a state in India, alleged that we were facing liquidity problems, although our liquidity position was sound. We witnessed higher than normal deposit withdrawals from April 11 through April 13, 2003 on account of these unsubstantiated rumours. We successfully controlled the situation, but if such situations were to arise in future, any failure to control such situations could result in large deposit withdrawals which would adversely impact our liquidity position.

     In addition, certain Indian financial institutions have experienced difficulties in recent years. In July 2004, on an application by the Reserve Bank of India, the Indian government issued an order of moratorium on Global Trust Bank, a new private sector bank, and restricted withdrawals by depositors. The Reserve Bank of India subsequently announced a merger of Global Trust Bank with Oriental Bank of Commerce, a public sector bank. Some cooperative banks have also faced serious financial and liquidity crises. The problems faced by individual Indian financial institutions and any instability in or difficulties faced by the Indian financial system generally could create adverse market perception about Indian financial institutions and banks. This in turn could adversely affect our business, our future financial performance, our shareholders’ funds and the price of our equity shares and our ADSs.

A decline in India’s foreign exchange reserves may affect liquidity and interest rates in the Indian economy which could adversely impact us.

     India’s foreign exchange reserves increased 47.5% during fiscal 2004 and 18.5% during fiscal 2005 (through December 3, 2004) to US$ 130.7 billion. A decline in these reserves could result in reduced liquidity and higher interest rates in the Indian economy. Reduced liquidity or an increase in interest rates in the economy following a decline in foreign exchange reserves could adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs. See also “– Risks Relating to Our Business”.

Any downgrading of India’s debt rating by an international rating agency could cause our business to suffer and the price of our equity shares and our ADSs to go down.

     Any adverse revisions to India’s credit ratings for domestic and international debt by international rating agencies may adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs.

Risks Relating to Our Business

Our business is particularly vulnerable to interest rate risk and volatility in interest rates could cause our net interest margin, the value of our fixed income portfolio and our income from treasury operations to decline and adversely affect our financial performance.

     As an Indian bank, we are, as a result of the Indian reserve requirements more structurally exposed to interest rate risk than banks in many other countries. Under the regulations of the Reserve Bank of India, our liabilities are subject to the statutory liquidity ratio requirement which requires that a minimum specified percentage, currently 25.0%, of a bank’s demand and time liabilities be invested in government of India securities and other approved securities. Pursuant to the amalgamation, the statutory liquidity ratio requirement was imposed on the liabilities acquired from ICICI. We earn interest on such government of India securities at rates which are less favourable than those which we typically receive in respect of our retail and corporate loan portfolio. The statutory liquidity ratio generally has a negative impact on net interest income and net interest margin since it requires us to invest in lower interest-earning securities. In a rising interest rate environment, especially if the rise is sudden or sharp, we are materially adversely affected by the decline in market value of our government securities portfolio and other fixed income securities. Our income from treasury operations is particularly vulnerable to interest rate volatility and an increasing interest rate environment adversely affects the income from our treasury operations. During fiscal 2005, the secondary market yields on government of India securities have been volatile due to a tightening of monetary policy and an increase in interest rates as a result of global trends, particularly in the United States, rising oil prices and their impact on inflation in India and an increase in credit demand in India. The yield on 10-year government of India securities increased from 5.1% at March 31, 2004 to a high of 7.3% at November 8, 2004 before declining to 6.7% at December 22, 2004. The Reserve Bank of India has increased the cash reserve ratio (i.e., the percentage of a bank’s demand and time liabilities that it must maintain in the form of cash balances with the Reserve Bank of India) from 4.5% to 4.75% effective September 18, 2004 and 5.0% effective October 2, 2004. Several banks, including us, have increased interest rates on both loans and deposits. If the yield on our interest-earning assets does not increase at the same time and to the same extent as our cost of funds, our net interest margins would be adversely impacted. Our subsidiary ICICI Securities is a primary dealer in government of India securities and its net income in fiscal 2004 had a high proportion of fixed income securities trading gains, and the rise in interest rates has adversely impacted its income. A sharp and sustained rise in interest rates could adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs.

A large proportion of ICICI’s loans comprised project finance assistance, a substantial portion of which was particularly vulnerable to completion risk.

     Long-term project finance assistance was a significant proportion of ICICI’s asset portfolio. Although retail loans have significantly increased in our balance sheet, long-term project finance continues to be a significant proportion of our loan portfolio. The viability of these projects depends upon a number of factors, including completion risk, market demand, government policies and the overall economic environment in India and international markets. We cannot be sure that these projects will perform as anticipated. Over the last several years, we and ICICI experienced a high level of impaired loans in our project finance loan portfolio to industrial companies as a result of the downturn in certain global commodity markets and increased competition in India. In addition, a significant portion of infrastructure and other projects financed by us are still under implementation and present risks, including delays in the commencement of operations and breach of contractual obligations by counterparties that could impact the project's ability to generate revenues. We cannot assure you that future credit losses on account of such loans would not have a materially adverse effect on our profitability. If a substantial portion of these loans were to become impaired, the quality of our loan portfolio could be adversely affected which could in turn adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs.

We have high concentrations of loans to certain customers and to certain sectors and if a substantial portion of these loans were to become impaired, the quality of our loan portfolio could be adversely affected.

     At year-end fiscal 2004, our 20 largest borrowers, based on gross outstanding balances, totaled approximately Rs. 149.6 billion (US$ 3.4 billion), which represented approximately 18.6% of our total gross loans outstanding (gross of unearned income and security deposits). Our largest single borrower by outstanding balance at that date was approximately Rs. 17.5 billion (US$ 401 million), which represented approximately 2.2% of our total gross loans outstanding. The largest borrower group of companies under the same management control accounted for approximately 4.5% of our total gross loans outstanding. Credit losses on these large single borrower and group exposures could adversely affect our business, our financial performance, our stockholders’ equity and the price of our equity shares and our ADSs.

     At year-end fiscal 2004, we had extended loans to several industrial sectors in India. At that date, approximately 40.5% of our gross restructured loan portfolio was concentrated in three sectors: iron and steel (19.6%), crude petroleum and refining (10.8%) and textiles (10.1%) . At that date, approximately 42.2% of our gross other impaired loan portfolio was concentrated in three sectors: power (23.7%), iron and steel (11.2%) and petrochemicals (7.3%) . Our total loan portfolio also had a significant concentration of loans in these sectors. These sectors have been adversely affected by economic conditions over the last few years in varying degrees. Although our loan portfolio contains loans to a wide variety of businesses, financial difficulties in these sectors could increase our level of impaired loans and adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs.

If we are not able to control or reduce the level of impaired loans in our portfolio, our business will suffer.

     Our gross restructured loans represented 20.4% of our gross loan portfolio at year-end fiscal 2004 and 21.5% of our gross loan portfolio at year-end fiscal 2003. Our gross other impaired loans represented 6.3% of our gross loan portfolio at year-end fiscal 2004 and 12.2% of our gross loan portfolio at year-end fiscal 2003. Our net restructured loans represented 16.7% of our net loans at year-end fiscal 2004 and 19.5% of our net loans at year-end fiscal 2003. Our net other impaired loans represented 4.0% of our net loans at year-end fiscal 2004 and 8.8% of our net loans at year-end fiscal 2003.

     In absolute terms, our total gross restructured and other impaired loans declined by 7.8% in fiscal 2004 over fiscal 2003. In fiscal 2003, our total gross restructured and other impaired loans increased by 58.1% over the total combined gross impaired loans of ICICI and ICICI Bank at year-end fiscal 2002.

     The growth of our and ICICI’s gross restructured and other impaired loans over the past few years can be attributed to several factors, including increased competition arising from economic liberalization in India, variable industrial growth, the high level of debt in the financing of projects and capital structures of companies in India and the high interest rates in the Indian economy during the period in which a large number of projects contracted their borrowings, which reduced the profitability for certain borrowers, and the resultant restructuring of certain Indian companies. The decline in our total gross restructured and other impaired loans is primarily due to recoveries and reclassification of loans as unimpaired based on satisfactory performance of the borrowers’ accounts, including payment as per the contractual terms. This was offset, in part, by the continuing process of restructuring of loans to corporations in several sectors as well as classification of additional loans as impaired based on default in payment. It is expected that the restructuring process will continue in fiscal 2005.

     Further, we have experienced rapid growth in our retail loan portfolio. Our gross consumer loans and credit card receivables increased from Rs. 188.3 billion (US$ 4.3 billion), constituting 27.5% of our gross loans at year-end fiscal 2003 to Rs. 311.9 billion (US$ 7.1 billion), constituting 39.2% of our gross loans at year-end fiscal 2004. We cannot assure you that there will be no additional impaired loans on account of these retail loans and that such impaired loans will not have a materially adverse impact on the quality of our loan portfolio. The factors that could cause impaired loans in our retail loan portfolio to increase are substantially similar to those factors relevant in developed countries which include rise in unemployment, prolonged recessionary conditions and a sharp and sustained rise in interest rates.

     The directed lending norms of the Reserve Bank of India require that every bank should extend 40.0% of its net bank credit to certain eligible sectors, which are categorized as “priority sectors”. Priority sectors are specific sectors such as agriculture and small-scale industries, and also include housing finance loans up to certain limits. Considering that the advances of ICICI were not subject to the requirement applicable to banks in respect of priority sector lending, the Reserve Bank of India directed us to maintain an additional 10.0% over and above the requirement of 40.0%, i.e., a total of 50.0% of our net bank credit on the residual portion of our advances (i.e., the portion of our total advances excluding advances of ICICI at year-end fiscal 2002) in the form of priority sector loans. This additional 10.0% priority sector lending requirement will apply until such time as our aggregate priority sector advances reach a level of 40.0% of our total net bank credit. We may experience a significant increase in impaired loans in our directed lending portfolio, particularly loans to the agriculture sector and small-scale industries, since economic difficulties are likely to affect those borrowers more severely and we would be less able to control the quality of this portfolio.

     A number of factors will affect our ability to control and reduce impaired loans. Some of these, including developments in the Indian economy, movements in global commodity markets, global competition, interest rates and exchange rates, are not within our control. There can be no assurance that troubled debt restructuring approved by us will be successful and the borrowers will meet their obligations under the restructured terms. Although we are increasing our efforts to improve collections and to foreclose on existing impaired loans, we cannot assure you that we will be successful in our efforts or that the overall quality of our loan portfolio will not deteriorate in the future. If we are not able to control and reduce our impaired loans, or if there is a significant increase in our impaired loans, our business, our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs could be adversely affected.

If there is a further deterioration in our impaired loan portfolio and we are not able to improve our allowance for loan losses as a percentage of impaired loans, the price of our equity shares and our ADSs could go down.

     Although we believe that our allowance for loan losses is adequate to cover all known losses in our portfolio of assets, the level of our impaired loans is significantly higher than the average percentage of impaired loans in the portfolios of banks in more developed countries.

     At year-end fiscal 2004, our allowance for loan losses on restructured loans represented 25.2% of gross restructured loans and our allowance for loan losses on other impaired loans represented 42.7% of gross other impaired loans. At year-end fiscal 2003, our allowance for loan losses on restructured loans represented 16.8% of gross restructured loans and our allowance for loan losses on other impaired loans represented 33.5% of gross other impaired loans.

     Although we believe that our allowances for loan losses will be adequate to cover all known losses in our asset portfolio, we cannot assure you that there will be no deterioration in the allowance for loan losses as a percentage of gross impaired loans or otherwise or that the percentage of impaired loans that we will be able to recover will be similar to our and ICICI’s past experience of recoveries of impaired loans. In the event of any further deterioration in our impaired loan portfolio, there could be an adverse impact on our business, our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs.

We may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss.

     A substantial portion of our loans to corporate customers, primarily comprising loans made by ICICI, is secured by real assets, including property, plant and equipment. Our loans to corporate customers also include working capital credit facilities that are typically secured by a first lien on inventory, receivables and other current assets. In some cases, we may have taken further security of a first or second lien on fixed assets, a pledge of financial assets like marketable securities, corporate guarantees and personal guarantees. A substantial portion of our loans to retail customers is also secured by the assets financed, predominantly property and vehicles. Although in general our loans are over-collateralized, an economic downturn could result in a fall in relevant collateral values.

     In India, foreclosure on collateral generally requires a written petition to an Indian court or tribunal. An application, when made, may be subject to delays and administrative requirements that may result, or be accompanied by, a decrease in the value of the collateral. In the event a corporate borrower makes a reference to a specialized quasi-judicial authority called the Board for Industrial and Financial Reconstruction, foreclosure and enforceability of collateral is stayed. The Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002, has strengthened the ability of lenders to resolve non-performing assets by granting them greater rights as to enforcement of security and recovery of dues from corporate borrowers. There can be no assurance that the legislation will have a favorable impact on our efforts to resolve non-performing assets. See also “Recent Developments – Indian Financial Sector – Recent Structural Reforms – Legislative Framework for Recovery of Debts Due to Banks” in this prospectus. We cannot guarantee that we will be able to realize the full value on our collateral, as a result of, among other factors, delays in bankruptcy and foreclosure proceedings, defects in the perfection of collateral and fraudulent transfers by borrowers. A failure to recover the expected value of collateral security could expose us to a potential loss. Any unexpected losses could adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs.

We face greater credit risks than banks in developed countries.

     Our principal business is to provide financing to our clients, a predominant number of whom are based in India. At year-end fiscal 2004, loans outside India constituted only 1.4% of our gross loans. In the past, ICICI focused its activities on financing large-scale projects. Increasingly, we are focusing on lending to individuals, as well as large corporate customers, many of who have strong credit ratings, as well as select small and middle market companies. Our loans to small and middle market companies can be expected to be more severely affected by adverse developments in the Indian economy than loans to large corporations. In all of these cases, we are subject to the credit risk that our borrowers may not pay in a timely fashion or may not pay at all. The credit risk of all our borrowers is higher than that in more developed countries due to the higher uncertainty in the Indian regulatory, political, economic and industrial environment and difficulties that many of our borrowers face in adapting to instability in world markets and technological advances taking place across the world. Unlike several developed countries, India does not have a fully operational nationwide credit bureau which may affect the quality of information available to us about the credit history of our borrowers, especially individuals and small businesses. In addition, increased competition arising from economic liberalization in India, variable industrial growth, a sharp decline in commodity prices, the high level of debt in the financing of projects and capital structures of companies in India and the high interest rates in the Indian economy during the period in which a large number of projects contracted their borrowings has reduced the profitability of certain of our borrowers which in turn could adversely affect our loan portfolio and accordingly our business.

Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity our business could be adversely affected.

     Most of our incremental funding requirements, including replacement of maturing liabilities of ICICI which generally had longer maturities, are met through short-term funding sources, primarily in the form of deposits including inter-bank deposits. However, a large portion of our assets, primarily the assets of ICICI and our home loan portfolio, have medium or long-term maturities, creating a potential for funding mismatches. Our customer deposits are generally of less than one year maturity. If a substantial number of our depositors do not roll over deposited funds upon maturity, our liquidity position could be adversely affected. The failure to obtain rollover of customer deposits upon maturity or to replace them with fresh deposits could have a material adverse effect on our business, our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs.

     In April 2003, unsubstantiated rumours believed to have originated in Gujarat, a state in India, alleged that we were facing liquidity problems, although our liquidity position was sound. We witnessed higher than normal deposit withdrawals during the period from April 11 through April 13, 2003, on account of these unsubstantiated rumours. We successfully controlled the situation, but if such situations were to arise in future, any failure to control such situations could result in large deposit withdrawals, which would adversely impact our liquidity position.

Material changes in the regulations which govern us could cause our business to suffer and the price of our equity shares and our ADSs to go down.

     Banks in India operate in a highly regulated environment. The Reserve Bank of India extensively supervises and regulates banks. In addition, banks are subject generally to changes in Indian law, as well as to changes in regulation and government policies, income tax laws and accounting principles. See “Supervision and Regulation” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus. For example, on September 11, 2004, the Reserve Bank of India increased the cash reserve ratio from 4.5% to 4.75% effective September 18, 2004 and 5.0% effective October 2, 2004 and reduced the rate of interest that it pays on the eligible cash reserve ratio balances from the bank rate (currently 6.0%) to 3.5% . This will have a negative impact on our net interest income in fiscal 2005. The laws and regulations governing the banking sector could change in the future and any such changes could adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs.

A determination against us in respect of disputed tax assessments may adversely impact our financial performance.

     As at the end of September 2004, the government of India’s tax authorities had assessed an aggregate of Rs. 23.5 billion (US$ 538 million) in excess of the provision made in our accounts, in income tax, interest tax, wealth tax and sales tax demands. We have appealed each of these tax demands. While we expect that no additional liability will arise out of these disputed demands, there can be no assurance that these matters will be settled in our favor, and that no further liability will arise out of these demands. Any additional tax liability may adversely impact our financial performance and the price of our equity shares and our ADSs.

We are involved in various litigations and any final judgment awarding material damages against us could have a material adverse impact on our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs.

     We are often involved in litigations for a variety of reasons, which generally arise because we seek to recover our dues from borrowers or because customers seek claims against us. We believe, based on the facts of the cases and consultation with counsel, that these cases generally do not involve the risk of a material adverse impact on our financial performance or stockholders’ equity. The vast majority of these cases arise in the normal course and do not involve the risk of a material adverse impact on our financial performance or stockholders’ equity. Where we assess that there is a material risk of loss, it is our policy to make provisions for the loss; however, we do not make provisions where our assessment is that the risk is insignificant. We have not made any provisions for a suit filed by Mardia Chemicals against ICICI Bank, Mr. K.V. Kamath, Managing Director and CEO and Ms. Lalita D. Gupte, Joint Managing Director, for an amount of Rs. 56.3 billion (US$ 1.3 billion) on the grounds that Mardia Chemicals had allegedly suffered financial losses on account of ICICI’s failure to provide adequate financial facilities, ICICI’s recall of the advanced amount and ICICI’s filing of a recovery action against it. We cannot guarantee that the judgment in this suit would be favorable to us and should our assessment of the risk change, our view on provisions will also change. We have also not made any provisions for an arbitration proceeding in London, brought against us and other Indian lenders by certain foreign lenders in relation to a dispute under an inter-creditor agreement in connection with a power project, the principal sponsor of which has filed for bankruptcy in the United States, claiming damages against us and other Indian lenders in an aggregate amount of US$ 534 million. As a result of their guarantee to certain foreign lenders under the power purchase agreement, the government of India and the government of the state of Maharashtra are also involved in this matter. Any final judgment awarding material damages against us in this arbitration proceeding could, however, have a material adverse impact on our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs. We cannot guarantee that the arbitration will be concluded in a manner favorable to us and should our assessment of the risk change, our view on provisions will also change.

We have experienced recent and rapid growth in our retail loan portfolio and our business strategy supports continued growth in this area. Our inability to grow further or succeed in retail products and services may adversely affect our business.

     We are a relatively new entrant into the retail loan business and have achieved significant growth in this sector since the amalgamation. At year-end fiscal 2004, consumer loans and credit card receivables represented 39.2% of our gross loans outstanding as compared to 27.5% of our gross loans outstanding at year-end fiscal 2003. Our present business strategy reflects continued focus on further growth in this sector. While we anticipate continued significant demand in this area, we cannot assure you that our retail portfolio will continue to grow as expected. Our inability to grow further or succeed in retail products and services may adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs.

     Retail products and services could expose us to the risk of financial irregularities by various intermediaries and customers. We cannot assure you that our skills and management information systems will be adequate to successfully manage these retail products and services. Our retail loans are relatively new and there is no assurance that there will be no additional impaired loans on account of these loans and that such impaired loans will not have a materially adverse impact on the quality of our loan portfolio.

If we are not able to succeed in our new business areas, we may not be able to meet our projected earnings and growth targets.

     ICICI entered the life insurance business in fiscal 2001 and the non-life insurance business in fiscal 2002 through its majority-owned joint ventures, which are now majority-owned joint ventures of ICICI Bank. We are also seeking to expand internationally by leveraging on our home country links and technology competencies in financial services. We are a new entrant in the international business and the skills required for this business could be different from those for our domestic businesses. The life insurance business and the international business are expected to require substantial capital. We cannot be certain that these new businesses will perform as anticipated. Our inability to grow or succeed in new business areas may adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs.

We are exposed to fluctuation in foreign exchange rates.

     As a financial intermediary we are exposed to exchange rate risk. We comply with regulatory limits on our unhedged foreign currency exposure by making foreign currency loans on terms that are generally similar to our foreign currency borrowings and thereby transferring the foreign exchange risk to the borrower or through active use of cross-currency swaps and forwards to generally match the currencies of our assets and liabilities. However, we are exposed to fluctuation in foreign currency rates for our unhedged exposure. Adverse movements in foreign exchange rates may also impact our borrowers negatively which may in turn impact the quality of our exposure to these borrowers. Volatility in foreign exchange rates could adversely affect our business, our future financial performance, our shareholders’ funds and the price of our equity shares and our ADSs.

Our business is very competitive and our growth strategy depends on our ability to compete effectively.

     We face intense competition from Indian and foreign commercial banks in all our products and services. Additionally, the Indian financial sector may experience further consolidation, resulting in fewer banks and financial institutions, some of which may have greater resources than us. The government of India has also announced measures that would, subject to further operational guidelines to be issued by the Reserve Bank of India, permit foreign banks to establish wholly-owned subsidiaries in India or acquire up to 74.0% of any Indian private sector bank. Due to competitive pressures, we may be unable to successfully execute our growth strategy and offer products and services at reasonable returns and this may adversely impact our business, our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs.

Significant security breaches in our computer system and network infrastructure and frauds could adversely impact our business.

     We seek to protect our computer systems and network infrastructure from physical break-ins as well as security breaches and other disruptive problems caused by our increased use of the Internet. Computer break-ins and power disruptions could affect the security of information stored in and transmitted through these computer systems and network infrastructure. We employ security systems, including firewalls and password encryption, designed to minimize the risk of security breaches. Although we intend to continue to implement security technology and establish operational procedures to prevent break-ins, damage and failures, there can be no assurance that these security measures will be successful. A significant failure in security measures could have a material adverse effect on our business, our future financial performance and the price of our equity shares and our ADSs. Our business operations are based on a high volume of transactions. Although we take adequate measures to safeguard against system related and other frauds, there can be no assurance that we would be able to prevent frauds. Our reputation could be adversely affected by significant frauds committed by employees, customers or outsiders.

System failures could adversely impact our business.

     Given the increasing share of retail products and services and transaction banking services in our total business, the importance of systems technology to our business has increased significantly. Our principal delivery channels include ATMs, call centers and the Internet. Any failure in our systems, particularly for retail products and services and transaction banking, could significantly affect our operations and the quality of customer service and could result in business and financial losses and adversely affect the price of our equity shares and our ADSs.

Any inability to attract and retain talented professionals may impact our business.

     Attracting and retaining talented professionals is a key element of our strategy and we believe it to be a significant source of competitive advantage. An inability to attract and retain talented professionals or the resignation or loss of key management personnel may have an adverse impact on our business, our future financial performance and the price of our equity shares and our ADSs.

Risks Relating to the ADSs and Equity Shares

You will not be able to vote your ADSs.

     ADS holders have no voting rights unlike holders of the equity shares who have voting rights. The depositary will exercise its right to vote on the equity shares represented by the ADSs as directed by our board of directors. However, under the Banking Regulation Act, no person holding shares in a banking company can exercise more than 10.0% of the total voting power. This means that the depositary, which owned approximately 21.8% of our equity shares as of December 10, 2004, could vote only 10.0% of our equity shares. If you wish, you may withdraw the equity shares underlying the ADSs and seek to vote the equity shares you obtain from the withdrawal. However, for foreign investors, this withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs, see ''Restriction on Foreign Ownership of Indian Securities'' in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus.

U.S. investors will be subject to special tax rules, including the possible imposition of interest charges, if ICICI Bank is considered to be a passive foreign investment company.

     Based upon certain proposed Treasury Regulations which are proposed to be effective for taxable years beginning after December 31, 1994 and upon certain management estimates, ICICI Bank does not expect to be a Passive Foreign Investment Company (PFIC). ICICI Bank has based the expectation that it is currently not a PFIC on, among other things, provisions in the proposed Treasury Regulations that provide that certain restricted reserves (including cash and securities) of banks are assets used in connection with banking activities and are not passive assets, as well as the composition of ICICI Bank’s income and ICICI Bank’s assets from time to time. Since there can be no assurance that such proposed Treasury Regulations will be finalized in their current form or not at all, and since the composition of income and assets of ICICI Bank will vary over time, there can be no assurance that ICICI Bank will not be considered a PFIC for any taxable year. If ICICI Bank is a PFIC for any taxable year during which a U.S. investor holds equity shares or ADSs of ICICI Bank, the U.S. investor would be subject to special tax rules, including the possible imposition of interest charges (see “Taxation – United States Taxation” and “– Passive Foreign Investment Company Rules” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus).

Your ability to withdraw equity shares from the depositary facility is uncertain and may be subject to delays.

     India's restrictions on foreign ownership of Indian companies limit the number of shares that may be owned by foreign investors and generally require government approval for foreign ownership. Investors who withdraw equity shares from the depositary facility will be subject to Indian regulatory restrictions on foreign ownership upon withdrawal. It is possible that this withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of equity shares from the depositary facility upon surrender of ADSs, see ''Restriction on Foreign Ownership of Indian Securities'' in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus.

Your ability to sell in India any equity shares withdrawn from the depositary facility may be subject to delays if specific approval of the Reserve Bank of India is required.

The Reserve Bank of India has given general permission to effect sales of existing shares (including equity shares underlying ADSs) or convertible debentures of an Indian company by a non-resident to a resident, subject to certain conditions, including conditions regarding the price at which the shares may be sold. Additionally, except under certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into a foreign currency and then repatriate that foreign currency from India , the investor will have to obtain Reserve Bank of India approval for each such transaction. The required approval from the Reserve Bank of India or any other government agency may not be obtained on terms favorable to a non-resident investor or at all. Because of possible delays in obtaining the requisite approvals, investors in equity shares may be prevented from realizing gains during periods of price increases or limiting losses during periods of price declines.

Restrictions on withdrawal of ADSs from the depositary facility and redeposit of equity shares in the depositary facility could adversely affect the price of our ADSs.

     Under current Indian regulations, an ADS holder who surrenders an ADS and withdraws equity shares may not be able to redeposit those equity shares in the depositary facility in exchange for ADSs. An investor who has purchased equity shares in the Indian market is permitted to deposit them in the ADS program. However, the deposit of equity shares may be limited by securities law restrictions and will be restricted so that the cumulative aggregate number of equity shares that can be deposited as of any time cannot exceed the cumulative aggregate number represented by ADSs converted into underlying equity shares as of such time. An investor who has purchased equity shares in the Indian market could, therefore, face restrictions in depositing them in the ADS program. This increases the risk that the market price of the ADSs will be below that of the equity shares. For a discussion of the legal restrictions triggered by withdrawal of ADSs from the depositary facility and redeposit of equity shares in the depositary facility, see ''Restriction on Foreign Ownership of Indian Securities'' in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus.

Certain shareholders own a large percentage of our equity shares. Their actions could adversely affect the price of our equity shares and our ADSs.

     Life Insurance Corporation of India, General Insurance Corporation of India and government-owned general insurance companies, each of which is directly or indirectly controlled by the Indian government, are among our principal shareholders. At December 10, 2004, government-controlled entities owned approximately 16.2% of our outstanding equity shares. Deutsche Bank Trust Company Americas holds the equity shares represented by 80.01 million ADSs outstanding and equivalent to 21.8% of our outstanding equity shares, as depositary on behalf of the holders of the ADSs. The ADSs are listed on the New York Stock Exchange. Our other large equity shareholders include Allamanda Investments Pte. Limited (a subsidiary of Temasek Holdings Pte Limited), the Government of Singapore, HWIC Asia Fund, an affiliate of Fairfax Financial Holdings Limited and Bajaj Auto Limited, an Indian private sector company. Any substantial sale of our equity shares by these or other large shareholders could adversely affect the price of our equity shares and our ADSs.

Conditions in the Indian securities market may affect the price or liquidity of our equity shares and our ADSs.

     The Indian securities markets are smaller and more volatile than securities markets in developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities.

     Indian stock exchanges have also experienced problems that have affected the market price and liquidity of the securities of Indian companies. These problems have included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. The Stock Exchange, Mumbai, or the BSE, was closed for three days in March 1995 following a default by a broker. In March 2001, the BSE dropped 667 points or 15.6% and there were also rumors of insider trading in the BSE leading to the resignation of the BSE president and several other members of the governing board. In the same month, the Kolkata Stock Exchange, formerly known as the Calcutta Stock Exchange, suffered a payment crisis when several brokers defaulted and the exchange invoked guarantees provided by various Indian banks. In April 2003, the decline in the price of the equity shares of a leading Indian software company created volatility in the Indian stock markets and created temporary concerns regarding our exposure to the equity markets. On May 17, 2004, the BSE Sensex fell by 565 points from 5,070 to 4,505, creating temporary concerns regarding our exposure to the equity markets. Both the BSE and the National Stock Exchange of India Limited halted trading on the exchanges on May 17, 2004 in view of the sharp fall in prices of securities. In addition, the governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Further, from time to time, disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment. In recent years, there have been changes in laws and regulations for the taxation of dividend income, which have impacted the Indian equity capital markets. See “Dividends” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus. Similar problems or changes could occur in the future and, if they did, they could affect the market price and liquidity of our equity shares and our ADSs.

Settlement of trades of equity shares on Indian stock exchanges may be subject to delays.

     The equity shares represented by the ADSs are currently listed on the Stock Exchange, Mumbai and the National Stock Exchange of India Limited. Settlement on those stock exchanges may be subject to delays and an investor in equity shares withdrawn from the depositary facility upon surrender of ADSs may not be able to settle trades on such stock exchanges in a timely manner.

As a result of Indian government regulation of foreign ownership, the price of our ADSs could go down.

     Foreign ownership of Indian securities is heavily regulated and is generally restricted. ADSs issued by companies in certain emerging markets, including India, may trade at a discount or premium to the underlying equity shares, in part because of the restrictions on foreign ownership of the underlying equity shares. See “Restriction on Foreign Ownership of Indian Securities” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus.

Your holdings may be diluted by additional issuances of equity and any dilution may adversely affect the market price of our equity shares and ADSs.

     Subsequent to year-end fiscal 2004, we issued 115,920,758 new equity shares, representing 18.8% of our outstanding equity shares at year-end fiscal 2004. In addition, up to 5.0% of our issued equity shares may be issued in accordance with our employee stock option scheme to eligible employees. At November 30, 2004, ICICI Bank had granted a total of 28,956,975 stock options, of which 6,588,230 had been exercised, 4,890,372 had vested but had not been exercised and 2,583,504 had lapsed or been forfeited at that date. At November 30, 2004, the total stock options granted, less options lapsed or forfeited, was 3.6% of our issued equity shares. There is a risk that growth in our business, including in our international operations and our insurance business, could require us to fund this growth through additional equity offerings. Any future issuance of equity shares would dilute the positions of investors in the ADSs and equity shares, and could adversely affect the market price of our equity shares and our ADSs.

You may be unable to exercise preemptive rights available to other shareholders.

     A company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless these rights have been waived by at least 75.0% of the company's shareholders present and voting at a shareholders' general meeting. U.S. investors in ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration statement as well as the perceived benefits of enabling U.S. investors in ADSs to exercise their preemptive rights and any other factors we consider appropriate at the time. We do not commit that we would file a registration statement under these circumstances. If ICICI Bank issues any such securities in the future, such securities may be issued to the depositary, which may sell such securities in the securities markets in India for the benefit of the investors in the ADSs. There can be no assurance as to the value, if any, the depositary would receive upon the sale of these securities. To the extent that investors in ADSs are unable to exercise preemptive rights, their proportional interests in ICICI Bank would be reduced.

Because the equity shares underlying the ADSs are quoted in rupees in India, you may be subject to potential losses arising out of exchange rate risk on the Indian rupee and risks associated with the conversion of rupee proceeds into foreign currency.

     Investors that purchase ADSs are required to pay for the ADSs in U.S. dollars. Investors are subject to currency fluctuation risk and convertibility risks since the equity shares are quoted in rupees on the Indian stock exchanges on which they are listed. Dividends on the equity shares will also be paid in rupees, and then converted into U.S. dollars for distribution to ADS investors. Investors that seek to convert the rupee proceeds of a sale of equity shares withdrawn upon surrender of ADSs into foreign currency and export the foreign currency will need to obtain the approval of the Reserve Bank of India for each such transaction. In addition, investors that seek to sell equity shares withdrawn from the depositary facility will have to obtain approval from the Reserve Bank of India, unless the sale is made on a stock exchange or in connection with an offer made under the regulations regarding takeovers. Holders of rupees in India may also generally not purchase foreign currency without general or special approval from the Reserve Bank of India. However, dividends received by the depositary in rupees and, subject to approval by the Reserve Bank of India, rupee proceeds arising from the sale on an Indian stock exchange of equity shares, which have been withdrawn from the depositary facility, may be converted into U.S. dollars at the market rate.

     On an average annual basis, the rupee has declined against the U.S. dollar since 1980. The rupee has depreciated against the dollar by 0.6% during fiscal 2005 (through December 21, 2004). In addition, in the past, the Indian economy has experienced severe foreign exchange shortages.

You may be subject to Indian taxes arising out of capital gains.

     Generally, capital gains, whether short-term or long-term, arising on the sale of the underlying equity shares in India are subject to Indian capital gains tax. For the purpose of computing the amount of capital gains subject to tax, Indian law specifies that the cost of acquisition of the equity shares will be deemed to be the share price prevailing on the Stock Exchange, Mumbai or the National Stock Exchange of India Limited on the date the depositary advises the custodian to redeem receipts in exchange for underlying equity shares. The period of holding of such equity shares, for determining whether the gain is long-term or short-term, commences on the date of the giving of such notice by the depositary to the custodian. The Finance (No. 2) Act, 2004 introduced a securities transaction tax effective October 1, 2004, which is levied at the rate of 0.075% on the value of sales of equity shares on a recognized stock exchange in India settled by actual delivery or transfer, and is payable both by the seller and the buyer. Where the securities transaction tax is applicable, the long-term capital gains are exempt from tax and short-term capital gains are taxed at a lower rate. Investors are advised to consult their own tax advisers and to consider carefully the potential tax consequences of an investment in the ADSs. See also “Taxation” in our annual report on Form 20-F for the fiscal year ended March 31, 2004 which is incorporated by reference in this prospectus.

There may be less company information available in Indian securities markets than securities markets in developed countries.

     There is a difference between the level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in the United States and other developed countries. The Securities and Exchange Board of India is responsible for improving disclosure and other regulatory standards for the Indian securities markets. The Securities and Exchange Board of India has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed countries.

RECENT DEVELOPMENTS
Business

Strategy – Building an International Presence

     In September 2004, we filed an application for a branch license in Sri Lanka. In June 2004, we filed an application for a branch license in the United States with the Federal Reserve.

Risk Management

Credit Risk – Credit Approval Authority for Corporate Loans

     We established four levels of credit approval authorities for our corporate banking activities: the Credit Committee of the board of directors, the Committee of Directors, the Committee of Executives and the Regional Committee. We revised the composition and the approval authority of these committees as set forth in the following table.

Committee	Members	Approval Authority
Credit Committee of the board of directors	Chaired by an independent director and consisting of a majority of independent directors.
  All approvals (in practice, generally above the prescribed authority of the Committee of Directors).
  Approvals to companies identified by the Credit Committee where the company or the borrower group requires close monitoring.
The following categories of credit/investment proposals have to be approved/ratified by the Credit Committee:
  All credit and investment proposals relating to subsidiaries and affiliates.
  Any proposal where the level of single borrower or borrower group exposure is higher than the regulatory threshold triggering a board-level approval requirement under the Reserve Bank of India guidelines.
  Any proposal relating to a borrower rated A or lower which is in default for a period exceeding 30 days.

Committee of Directors	Chaired by the Managing Director & CEO and consisting of all wholetime directors.
  All approvals above the prescribed authority of the Committee of Executives (Credit) subject to theexposure limits for single borrowers and borrower groups prescribed by the Reserve Bank of India.
  Approvals in respect of the Small Enterprises Group where:
    the single borrower exposure exceeds Rs. 250.0 million (US$ 6 million); or
    the single borrower exposure exceeds Rs. 100.0 million (US$ 2 million) and the aggregate exposure to such borrowers exceeds 33% of the Small Enterprises Group’s portfolio.
  Approvals for single borrower exposures in excess of internal limits stipulated for various rating categories.
  Credit limit renewals with additional limits in excess of 20% of the earlier sanctioned limit.
  Approvals with a deviation of over Rs. 3.0 million between the calculated and stipulated pricing.

Committee	Members	Approval Authority
Committee of Executives	Consisting of heads of client relationship groups, Retail Products & Distribution Group, Retail Infrastructure Group, International Banking Group, Structured Finance, Credit and Markets Group, Compliance and Audit Group, Project Finance Group, Risk Management Group, Product & Technology Group, Organizational Excellence Group and Chief Financial Officer.

Approvals linked to the rating of the borrower which are above the authority of the Regional Committee (Credit) subject to the following cumulative exposure limits:

  Up to Rs. 5.0 billion (US$ 115 million) for a company with an internal credit rating of AAA or AA+;
  Up to Rs. 1.5 billion (US$ 34 million) for a company with an internal credit rating of AA;
  Up to Rs. 0.90 billion (US$ 21 million) for a company with an internal credit rating of AA–;
  Up to Rs. 0.70 billion (US$ 16 million) for a company with an internal credit rating of A+;
  Up to Rs. 0.40 billion (US$ 9 million) for a company with an internal credit rating of A;
  Up to Rs. 0.30 billion (US$ 7 million) for a company with an internal credit rating of A–;
  Up to Rs. 0.20 billion (US$ 5 million) for a company with an internal credit rating of BBB;
  Up to Rs. 0.10 billion (US$ 2 million) for a company with an internal credit rating of BB.
  Approvals in respect of the Small Enterprises Group where:
    the single borrower exposure does not exceed Rs. 250.0 million (US$ 6 million); or
    the single borrower exposure exceeds Rs. 100.0 million (US$ 2 million) and the aggregate exposure to such borrowers does not exceed 33% of the Small Enterprises Group’s portfolio.

Regional Committee	Consisting of regional representatives of various client relationship groups with representatives of Risk Management Group, Compliance and Audit Group and Middle Office Group as permanent invitees.
  Approvals linked to the rating of the borrower which are subject to the following cumulative exposure limits:
    Up to Rs. 3.50 billion (US$ 80 million) for a company with an internal credit rating of AAA or AA+;
    Up to Rs. 1.10 billion (US$ 25 million) for a company with an internal credit rating of AA;
    Up to Rs. 0.70 billion (US$ 16 million) for a company with an internal credit rating of AA–;
    Up to Rs. 0.50 billion (US$ 11 million) for a company with an internal credit rating of A+;
    Up to Rs. 0.30 billion (US$ 7 million) for a company with an internal credit rating of A;
  Approvals in respect of the Rural & Micro-banking Group:
    Up to Rs. 0.20 billion (US$ 5 million) for an exposure with an internal credit rating of A–;
    Up to Rs. 0.10 billion (US$ 2 million) for an exposure with an internal credit rating of BBB;
    Up to Rs. 50.0 million (US$ 1 million) for an exposure with an internal credit rating of BB.

     See also “Business – Risk Management – Credit Risk – Credit Approval Authority for Corporate Loans” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus.

Operational Risk – Anti-money Laundering Controls

     In 2002, the Parliament of India passed the Prevention of Money Laundering Act, the provisions of which are yet to be declared effective by the government of India. The Reserve Bank of India issued detailed guidelines to banks on “know your customer” issues and anti-money laundering in August 2002 and again in November 2004. The November 2004 guidelines are based on the Recommendations of the Financial Action Task Force and the paper on Customer Due Diligence for banks issued by the Basel Committee on Banking Supervision. The November 2004 guidelines, which must be complied with by December 31, 2005, require the board to approve anti-money laundering and “know your customer” policies. Our board of directors has approved an anti-money laundering policy which would apply to all our business operations in India and abroad. Our Committee of Directors has approved a Customer Acceptance Policy to institutionalize “know your customer” procedures. See also “Business – Risk Management – Operational Risk – Anti-money Laundering Controls” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus.

Legal and Regulatory Proceedings

     At December 2, 2004, there were 39 litigations (involving a claim of Rs. 10.0 million or more) against us, in the aggregate amount of approximately Rs. 104.0 billion (US$ 2.4 billion) (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties). In the matter against Mardia Chemicals Limited, the debt recovery tribunal has stayed the proceedings since Mardia Chemicals Limited has filed a reference before the Board of Industrial and Financial Reconstruction. We have appealed this order. In the matter against Dynamic Logistics Limited, we have obtained an order staying the transfer of the claim to Pune and the court receiver has taken symbolic possession of the mortgaged property. See also “Risk Factors – Risks Relating to Our Business – We are involved in various litigations and any final judgment awarding material damages against us could have a material adverse impact on our future financial performance, our stockholders’ equity and the price of our equity shares and our ADSs” in this prospectus and “Business – Legal and Regulatory Proceedings” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus.

Indian Economy and Banking Sector

     The rate of GDP growth was 7.4% in the first quarter of fiscal 2005. In the same period, industry and services sectors grew by 7.6% and 8.9% respectively while agriculture grew by 3.4% .

     During fiscal 2005 to date, there has been an increase in inflationary trends in India. While the average annual rate of inflation measured by the Wholesale Price Index was 6.8% in fiscal 2005 (through November 11, 2004), the year-on-year rate of inflation for the week ended November 27, 2004 was 7.3% . These inflationary trends are primarily due to the increase in oil prices as well as prices of certain commodities. Given that India imports approximately 70.0% of its requirements of crude oil, which constituted approximately 31.0% of total imports in the period from April through November 2004, an increase in international oil prices has a significant effect on the Indian economy. However, the average annual rate of inflation measured by the Consumer Price Index for industrial workers was 4.6% for October 2004. During fiscal 2005 (through December 21, 2004), the rupee has depreciated against the U.S. dollar by 0.6% . Foreign exchange reserves were at US$ 130.7 billion at December 3, 2004.

     The impact of these and other factors and the overall growth in industry, agriculture and services will affect the performance of the banking sector as it will affect the level of credit disbursed by banks, and the overall growth prospects of our business, including our ability to grow, the quality of our assets, the value of our investment portfolio and our ability to implement our strategy.

     During fiscal 2005 (through November 26, 2004), deposits of scheduled commercial banks grew by 7.0% and bank credit of scheduled commercial banks grew by 19.7% . The growth of credit during fiscal 2005 partly reflected the impact of the conversion of Industrial Development Bank of India into a scheduled commercial bank effective October 2004. Excluding this impact, bank credit grew by 15.7% in fiscal 2005 (through November 26, 2005).

     In September 2004, the Reserve Bank of India indicated a tightening of monetary policy through an increase in the cash reserve ratio, in response to an increase in the rate of inflation. In October 2004, in its mid-term review of the annual policy statement for fiscal 2005, the Reserve Bank of India increased the reverse repo rate (i.e., the annualized interest earned by the lender in a repurchase transaction or between a bank and the Reserve Bank of India) by 0.25% to 4.75% . The bank rate, however, was kept unchanged at 6.0% . The Reserve Bank of India also increased the risk weight for housing loans from 50.0% to 75.0% and for consumer credit, including personal loans and credit cards, from 100.0% to 125.0%, as a temporary counter-cyclical measure given the rapid growth in these segments. The inflationary trends in fiscal 2005 have resulted in an increase in benchmark secondary market yields on government securities and an increase in lending and deposit rates of banks. The yield on 10-year government of India securities increased from 5.1% at March 31, 2004 to a high of 7.3% at November 8, 2004 before declining to 6.7% at December 22, 2004.

     See also “Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus.

Indian Financial Sector

Recent Structural Reforms – Legislative Framework for Recovery of Debts Due to Banks

In November 2004, the government of India issued an ordinance amending the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002. The Act, as amended, now provides that a borrower may make an objection or representation to a secured creditor after a notice is issued by the secured creditor to the borrower under the Act demanding payment of dues. The secured creditor has to give reasons to the borrower for not accepting the objection or representation. The ordinance also introduces a deposit requirement for borrowers if they wish to appeal the decision of the debt recovery tribunal. Further, the ordinance permits a lender to take over the business of a borrower under the Act under certain circumstances (unlike the earlier provisions under which only assets could be taken over). See “Overview of the Indian Financial Sector – Recent Structural Reforms – Legislative Framework for Recovery of Debts Due to Banks” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus.

Restriction on Foreign Ownership of Indian Securities

Restrictions on transfers of shares of Indian companies between residents and non-residents were relaxed significantly as of October 2004. As a result, the transfer of shares from a non-resident to a resident, in the case of shares of a banking company, and any transfer of shares between a resident and a non- resident, in the case of any other company, can be made without the approval of the Reserve Bank of India or the government of India . This is subject to compliance with applicable pricing guidelines, takeover regulations and foreign ownership restrictions. See “Restriction on Foreign Ownership of Indian Securities” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus.

FORWARD-LOOKING STATEMENTS

     We have included statements in this prospectus or documents incorporated by reference herein which contain words or phrases such as “will”, “would”, “aim”, “aimed”, “will likely result”, “is likely”, “are likely”, “believe”, “expect”, “expected to”, “will continue”, “will achieve”, “anticipate”, “estimate”, “estimating”, “intend”, “plan”, “contemplate”, “seek to”, “seeking to”, “trying to”, “target”, “propose to”, “future”, “objective”, “goal”, “project”, “should”, “can”, “could”, “may”, “will pursue”, “our judgment” and similar expressions or variations of such expressions, that are “forward-looking statements”. These statements are intended as “Forward-Looking Statements” under the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, the actual growth in demand for banking and other financial products and services, our ability to successfully implement our strategy, our ability to integrate recent or future mergers or acquisitions into our operations, future levels of impaired loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal or regulatory proceedings we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of Indian banking regulations on us, which includes the assets and liabilities of ICICI, a former financial institution not subject to Indian banking regulations, our ability to roll over our short-term funding sources, our exposure to market risks and the market acceptance of and demand for Internet banking services. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains, losses or impact on net interest income and net income could materially differ from those that have been estimated.

     In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this prospectus or documents incorporated by reference herein include, but are not limited to, general economic and political conditions in India, southeast Asia, and the other countries which have an impact on our business activities or investments, political or financial instability in India or any other country caused by any factor including any terrorist attacks in India, the United States or elsewhere, any anti-terrorist or other attacks by the United States, a United States-led coalition or any other country or any other acts of terrorism worldwide, the monetary and interest rate policies of India, political or financial instability in India or any other country caused by political uncertainty, tensions between India and Pakistan related to the Kashmir region or military armament or social unrest in any part of India, inflation, deflation, unanticipated turbulence in interest rates, changes in the value of the rupee, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets and level of Internet penetration in India and globally, changes in domestic and foreign laws, regulations and taxes, changes in competition and the pricing environment in India and regional or general changes in asset valuations. For a further discussion on the factors that could cause actual results to differ, see the discussion under “Risk Factors” contained in this prospectus.

     The forward-looking statements made in this prospectus speak only as of the date of this prospectus. We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this prospectus, and we do not assume any responsibility to do so.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

     ICICI Bank is a limited liability company under the laws of India. Substantially all of our directors and executive officers and certain experts named in this prospectus reside outside the United States, and a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process upon such persons within the United States or to enforce against us or such persons in U.S. courts judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

     India is not a party to any international treaty in relation to the recognition or enforcement of foreign judgments. We have been advised by our Indian legal counsel, Amarchand & Mangaldas & Suresh A. Shroff & Co., that in India the statutory basis for recognition of foreign judgments is found in Section 13 of the Indian Code of Civil Procedure 1908, or the Civil Code, which provides that a foreign judgment shall be conclusive as to any matter directly adjudicated upon except: (i) where the judgment has not been pronounced by a court of competent jurisdiction; (ii) where the judgment has not been given on the merits of the case; (iii) where the judgment appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable; (iv) where the proceedings in which the judgment was obtained were opposed to natural justice; (v) where the judgment has been obtained by fraud; or (vi) where the judgment sustains a claim founded on a breach of any law in force in India. Section 44A of the Civil Code provides that where a foreign judgment has been rendered by a court in any country or territory outside India which the government of India has by notification declared to be a reciprocating territory, it may be enforced in India by proceedings in execution as if the judgment had been rendered by the relevant court in India. The United States has not been declared by the government of India to be a reciprocating territory for purposes of Section 44A. Accordingly, a judgment of a court in the United States may be enforced in India only by a suit upon the judgment, not by proceedings in execution. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999 to execute such a judgment or to repatriate any amount recovered. We have also been advised by our Indian counsel that a party may file suit in India against us, our directors or our executive officers as an original action predicated upon the provisions of the federal securities laws of the United States.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

     We will furnish to you, through the depositary, English language versions of any reports, notices and other communications that we generally transmit to holders of our equity shares. The principal executive office of Deutsche Bank Trust Company Americas, the depositary, is located at 60 Wall Street, New York, New York 10005.

     We are subject to the registration requirements of the Securities Exchange Act of 1934 and, in accordance with this act, we file annual reports and other information with the SEC. You may read and copy any of this information in the SEC’s Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the SEC’s Public Reference Room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

     The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

     We incorporate by reference the documents listed below

  The sections “Description of Equity Shares” and “Description of the American Depositary Shares” of the Preliminary Prospectus contained in our registration statement on Form F-1 filed on March 27, 2000 (File No. 333-30132);

  Our annual report on Form 20-F for the fiscal year ended March 31, 2004 filed on September 30, 2004; and

  All reports on Form 20-F and any report on Form 6-K that so indicates it is being incorporated by reference, in each case, that we file with the Securities and Exchange Commission on or after the date on which the registration statement is first filed with the Securities and Exchange Commission and until the termination or completion of the offering of the offered ADSs.

     Our annual report on Form 20-F for the fiscal year ended March 31, 2004 contains a description of our business and audited consolidated financial statements with a report by our independent auditors. These financial statements are prepared in accordance with generally accepted accounting principles applicable in the United States, or U.S. GAAP.

     Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

Mr. Rakesh Jha or Mr. Anindya Banerjee ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400051 India Tel. No.: 011-91-22-2653-6157 Tel. No.: 011-91-22-2653-7131

     You should rely only on the information that we incorporate by reference or provide in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.

USE OF PROCEEDS

     All ADSs sold in the offering will be sold on behalf of the selling shareholders. We will not receive any of the proceeds from the sale of these ADSs.

MARKET PRICE INFORMATION
Equity Shares

     Our outstanding equity shares are currently listed and traded on the Stock Exchange, Mumbai or the BSE and on the National Stock Exchange of India Limited or the NSE. For information regarding conditions in the Indian securities markets, see “Risk Factors – Risks Relating to the ADSs and Equity Shares – Conditions in the Indian securities markets may affect the price or liquidity of our equity shares and our ADSs.”

     At December 10, 2004, 736 million equity shares were outstanding. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees.

     The following table shows:
  the reported high and low closing prices quoted in rupees for our equity shares on the NSE; and
  the reported high and low closing prices for our equity shares, translated into U.S. dollars, based on the noon buying rate on the last business day of each period presented.
	Price per equity share(1)
	High	Low	High	Low
Annual prices:
Fiscal 2000	Rs. 275.00	Rs. 22.70	US$ 6.30	US$ 0.52
Fiscal 2001	279.65	189.70	5.97	4.05
Fiscal 2002	193.50	66.75	3.96	1.37
Fiscal 2003	161.75	110.55	3.40	2.32
Fiscal 2004	348.25	120.80	8.02	2.78
Quarterly prices:
Fiscal 2003:
First Quarter	161.75	111.70	3.31	2.27
Second Quarter	154.50	132.30	3.19	2.73
Third Quarter	149.50	110.55	3.11	2.30
Fourth Quarter	149.95	132.65	3.15	2.79
Fiscal 2004:
First Quarter	150.15	120.80	3.24	2.60
Second Quarter	204.50	145.10	4.47	3.17
Third Quarter	302.20	204.40	6.63	4.49
Fourth Quarter	348.25	267.75	8.02	6.17
Fiscal 2005:
First Quarter	319.35	230.40	6.94	5.01
Second Quarter	295.35	234.40	6.43	5.11
Third Quarter (through December 21, 2004)	366.00	285.35	8.38	6.54
Monthly prices:
July 2004	267.50	234.40	5.77	5.05
August 2004	279.10	265.00	6.02	5.72
September 2004	295.35	262.45	6.43	5.72
October 2004	299.05	285.35	6.60	6.30
November 2004	339.75	296.30	7.64	6.66
December 2004 (through December 21, 2004)	366.00	339.75	8.38	7.78

(1)	Data from the NSE. The prices quoted on the BSE and other stock exchanges may be different.

     At December 21, 2004, the closing price of equity shares on the NSE was Rs. 366.00 equivalent to US$ 8.38 per equity share (US$ 16.76 per ADS on an imputed basis).

     At December 10, 2004, there were approximately 478,456 holders of record of equity shares, of which 110 had registered addresses in the United States and held an aggregate of approximately 103,207 equity shares.

ADSs

     Our ADSs, each representing two equity shares, were originally issued in March 2000 in a public offering and are listed and traded on the New York Stock Exchange under the symbol IBN. The equity shares underlying the ADSs are currently listed on the Stock Exchange, Mumbai and the National Stock Exchange of India Limited.

     At December 10, 2004, we had approximately 80 million ADSs, equivalent to 160 million equity shares, outstanding. At this date, there were 72 record holders of our ADSs, all of which have registered addresses in the United States.

     The following table sets forth, for the periods indicated, the reported high and low closing prices on the New York Stock Exchange for our outstanding ADSs traded under the symbol IBN.

	Price per ADS
	High	Low
Fourth Quarter (from March 28, 2000)	US$ 15.38	US$ 14.38
Annual prices:
Fiscal 2001	18.75	4.62
Fiscal 2002	7.50	2.50
Fiscal 2003	7.94	4.52
Fiscal 2004	18.33	5.27
Quarterly prices:
Fiscal 2003:
First Quarter	8.31	4.89
Second Quarter	7.02	5.18
Third Quarter	6.68	4.52
Fourth Quarter	6.81	5.78
Fiscal 2004:
First Quarter	7.27	5.27
Second Quarter	10.56	7.23
Third Quarter	17.91	10.90
Fourth Quarter	18.33	13.50
Fiscal 2005:
First Quarter	17.25	11.57
Second Quarter	13.91	11.25
Third Quarter (through December 21, 2004)	19.65	13.76
Monthly prices:
July 2004	13.02	11.25
August 2004	13.55	11.99
September 2004	13.91	12.20
October 2004	15.76	13.76
November 2004	18.85	15.55
December 2004 (through December 21, 2004)	19.65	18.61

CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 2004 prepared in accordance with U.S. GAAP in Indian rupees and, for convenience, in U.S. dollars:

	As of March 31, 2004
	(Rupees in millions)	(U.S. dollars in millions)

Indebtedness:
Short-term liabilities(1)
Deposits	421,435	9,653
Short-term borrowings	83,443	1,911
Long-term debt maturing within one year	78,326	1,794

Total short-term liabilities	583,204	13,358

Long-term liabilities
Deposits	263,520	6,036
Long-term debt, net of current maturities	295,123	6,760

Total long-term liabilities	558,643	12,795

Total indebtedness	1,141,847	26,153

Stockholders’ equity:
Common stock(2)	6,164	141
Additional paid-in capital	65,341	1,497
Retained earnings	18,279	419
Other comprehensive income(3)	4,741	109

Total stockholders’ equity	94,525	2,165

Total capitalization	1,236,372	28,318

(1)	Short-term liabilities have residual maturity of less than one year while long-term liabilities have residual maturity of one year and more.
(2)	Common stock at Rs. 10 par value; 1,550,000,000 shares authorized as of March 31, 2004; 616,391,905 shares issued and outstanding as of March 31, 2004.
(3)	Represents unrealized gains and losses on marketable equity securities and debt securities available for sale.

EXCHANGE RATES

     Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of the equity shares on the Indian stock exchanges and, as a result, will affect the market price of our ADSs in the United States. These fluctuations will also affect the conversion into U.S. dollars by the depositary of any cash dividends paid in Indian rupees on our equity shares represented by ADSs.

     During fiscal 2005 (through December 21, 2004), the rupee has depreciated against the dollar by 0.6% . The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian rupees and U.S. dollars based on the noon buying rate.

Fiscal Year	Period End(1)	Average(1) (2)

1999	42.50	42.27
2000	43.65	43.46
2001	46.85	45.88
2002	48.83	47.80
2003	47.53	48.43
2004	43.40	45.78
2005 (through December 21, 2004)	43.66	45.34

Month	High	Low

June 2004	46.21	44.94
July 2004	46.45	45.66
August 2004	46.40	46.21
September 2004	46.35	45.81
October 2004	45.87	45.30
November 2004	45.40	44.47

December 2004 (through December 21, 2004)	44.52	43.51
_________________
(1)	The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in preparation of our financial statements.
(2)	Represents the average of the noon buying rate on the last day of each month during the period.

See also the section “Exchange Rates” in our annual report on Form 20-F for the fiscal year ended March 2004 which is incorporated by reference into this prospectus.

PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth as of December 10, 2004, certain information with respect to beneficial ownership of our equity shares by:

  each of our directors;

  each of our executive officers;

  each selling shareholder who is one of our officers or directors;

  all of our officers and directors as a group;

  each shareholder known to us to be the beneficial owner of 5% or more of our equity shares;

  each selling shareholder who beneficially owns 1% or greater of our equity shares; and

  all other selling shareholders as a group who each beneficially own less than 1% of our equity shares as a group.

     Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of December 27, 2004. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted below, the address for each person listed on the table is c/o ICICI Bank Limited, ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400051, India.

     The share numbers and percentages listed below are based on 735.6 million equity shares outstanding. Amounts representing less than 1% are indicated with an "*."

	Beneficial Ownership of Principal Shareholders Prior to the Offering		Number of Equity Shares Offered	Beneficial Ownership of Principal Shareholders After the Offering
Name and Address of Beneficial Owner
	Number(1)	Percentage		Number	Percentage
Directors and Executive Officers:
Mr. Narayanan Vaghul	27,543	*
Mr. Uday Madhav Chitale	—	—
Mr. Prabhas Chandra Ghosh	—	—
Mr. Sunil Behari Mathur	—	—
Mr. Lakshmi Niwas Mittal	3,110,700	*
Mr. Anupam Pradip Puri	—	—
Mr. Vinod Rai	—	—
Mr. Somesh Ramchandra Sathe	—	—
Mr. Mahendra Kumar Sharma	5,050	*
Mr. Priya Mohan Sinha	—	—
Prof. Marti Gurunath
Subrahmanyam	1,613	*
Mr. V. Prem Watsa	—	—
Mr. Kundapur Vaman Kamath(2)	324,500	*
Ms. Lalita Dileep Gupte(3)	281,041	*
Ms. Kalpana Morparia(4)	191,190	*
Ms. Chanda Kochhar(5)	135,581	*
Dr. Nachiket Mor(6)	5,000	*
Mr. Sanjiv Kerkar(7)	132,289	*
Ms. Ramni Nirula(8)	88,000	*

	Beneficial Ownership of Principal Shareholders Prior to the Offering		Number of Equity Shares Offered	Beneficial Ownership of Principal Shareholders After the Offering
Name and Address of Beneficial Owner
	Number(1)	Percentage		Number	Percentage
Mr. P. H. Ravikumar(9)	32,250	*
Mr. Balaji
Swaminathan(10)	39,500	*
Mr. Bhargav Dasgupta(11)	51,467	*
Mr. M. N. Gopinath(12)	53,150	*
Mr. N. S. Kannan(13)	50,570	*
Ms. Madhabi Puri-Buch(14)	23,911	*
Mr.V. Vaidyanathan(15)	35,720	*
Mr. K. Ramkumar(16)	10,500	*
Ms. Vishakha Mulye(17)	46,167	*
Mr. Nagesh Pinge(18)	59,962	*
All directors and officers as a group
(30 persons)	4,705,704	*
Other 5% Shareholders
Life Insurance Corporation
of India	71,501,278	9.72
Yogakshema
Jeevan Bima Marg
Mumbai 400 021, India
Allamanda Investments Pte.
Limited(19)	66,234,627	9.00
5th Floor
Anglo Mauritius House
4 Intendance Street
Port Louis, Mauritius
Selling Shareholders
Selling shareholders who own
greater than 1% of our
outstanding equity shares

All other selling shareholders as a
group who each beneficially own
less than 1% of our equity shares
as a group
____________________
(1)	Information on ownership of equity shares has been provided to us by our registrar.
(2)	Includes options, which are immediately exercisable, to purchase 256,000 equity shares.
(3)	Includes options, which are immediately exercisable, to purchase 230,500 equity shares.
(4)	Includes options, which are immediately exercisable, to purchase 170,000 equity shares.
(5)	Includes options, which are immediately exercisable, to purchase 55,000 equity shares.
(6)	Includes options, which are immediately exercisable, to purchase 5,000 equity shares.
(7)	Includes options, which are immediately exercisable, to purchase 128,000 equity shares.
(8)	Includes options, which are immediately exercisable, to purchase 72,000 equity shares.
(9)	Includes options, which are immediately exercisable, to purchase 18,250 equity shares.
(10)	Includes options, which are immediately exercisable, to purchase 36,500 equity shares.
(11)	Includes options, which are immediately exercisable, to purchase 46,667 equity shares.
(12)	Includes options, which are immediately exercisable, to purchase 31,300 equity shares.
(13)	Includes options, which are immediately exercisable, to purchase 42,970 equity shares.

(14)	Includes options, which are immediately exercisable, to purchase 22,500 equity shares.
(15)	Includes options, which are immediately exercisable, to purchase 28,718 equity shares.
(16)	Includes options, which are immediately exercisable, to purchase 4,500 equity shares.
(17)	Includes options, which are immediately exercisable, to purchase 29,972 equity shares.
(18)	Includes options, which are immediately exercisable, to purchase 28,800 equity shares.
(19)	Allamanda Investments Private Limited is wholly-owned by Asia Financial Holdings Private Limited, which is wholly-
owned by Fullerton Management Private Limited, which is wholly-owned by Temasek Holdings (Private) Limited.

GOVERNMENT OF INDIA APPROVALS

     Foreign Investment Promotion Board approval of this offering is required in accordance with the Reserve Bank of India regulations relating to sponsored ADS offerings. Pursuant to such regulations, an issuer in India, such as us, can sponsor the issue of ADSs through an overseas depositary against underlying equity shares accepted from holders of its equity shares in India. The guidelines specify that:

  the ADSs must be offered at a price determined by the lead manager of such offering;

  all equity holders may participate;

  the issuer must obtain special shareholder approval; and

  the proceeds must be repatriated to India within 30 days of the closure of the issue.

     Shareholders resident outside India that intend to sell or otherwise transfer equity shares within India should seek the advice of Indian counsel to understand the requirements applicable at that time.

      See “Restriction on Foreign Ownership of Indian Securities” in our annual report on Form 20-F for the fiscal year ended March 31, 2004, which is incorporated by reference in this prospectus.

UNDERWRITING

     We, the selling shareholders and the underwriters for the offering, or the Underwriters, named below have entered into an underwriting agreement dated the date of this prospectus with respect to the ADSs being offered. Subject to the conditions set forth in the underwriting agreement, including, without limitation the successful completion of the Indian Invitation to Offer, each Underwriter has severally agreed to purchase from the selling shareholders the number of ADSs indicated in the following table. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and UBS AG are the representatives of the Underwriters.

Underwriters	Number of ADSs
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
UBS AG

Total

     The Underwriters are committed to take and pay for all of the ADSs being offered by this prospectus, if any are taken, other than the ADSs covered by the option described below.

     In addition, the Underwriters have an option to buy up to an additional                   ADSs, representing up to an additional                   equity shares, from the selling shareholders. They may exercise that option within            days of the date of this prospectus. If any ADSs are purchased pursuant to this option, the Underwriters will severally, subject to the conditions set forth in the underwriting agreement, purchase additional ADSs in approximately the same proportion as set forth in the table above.

     The following table shows the per ADS and total underwriting discounts and commissions to be paid to the Underwriters by the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase                   additional ADSs, representing up to an additional                   equity shares.

Paid by the Selling Shareholders
	No Exercise	Full Exercise

Per ADS
Total

     The ADSs sold by the Underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any ADSs sold by the Underwriters to securities dealers may be sold at a discount of up to US$                   per ADS from the initial price to public. Any such securities dealers may resell any ADSs purchased from the Underwriters to certain other brokers or dealers at a discount of up to US$                   per ADS from the initial price to public. If all the ADSs are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

     We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately US$            , including registration fees of US$ 25,459, printing fees of approximately US$           , professional fees of approximately US$            , directors' and officers' insurance premiums related to this offering of approximately US$            and other expenses of approximately US$            .

     The selling shareholders are paying all the expenses of the offering, including underwriting discounts and commissions.

     We, our executive officers and our directors have agreed with the Underwriters not to dispose of or hedge any of our or their equity shares, ADSs or securities convertible into or exchangeable for ADSs or equity shares or any

similar securities during the period from the date of this prospectus continuing through the date           days after the date of this prospectus, except with the prior written consent of the representatives, and subject to certain exceptions.

     This document does not constitute a disclosure document under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia (the “Australian Corporations Act”) and will not be lodged with the Australian Securities and Investments Commission. ADSs will be offered to persons who receive offers in Australia only to the extent that such offers of ADSs do not need disclosure to investors under Part 6D.2 of the Australian Corporations Act. Any offer of ADSs received in Australia is void to the extent that it needs disclosure to investors under the Australian Corporations Act. In particular, offers for sale of ADSs will only be made in Australia in reliance on various exemptions from such disclosure to investors provided by Section 708 of the Australian Corporations Act. Any person to whom ADSs are sold pursuant to an exemption under Section 708 of the Australian Corporations Act must not, within 12 months after the sale, permit offers for sale of those ADSs to be received in Australia unless that offer is itself made in reliance on an exemption from disclosure provided by that section.

      This document has not been filed with or approved by the Danish Securities Council or any other regulatory authority in the Kingdom of Denmark. The ADSs have not been offered or sold, and may not be offered, sold or delivered, directly or indirectly, in Denmark, except in compliance with Chapter 12 of the Danish Act on Trading in Securities and the Danish Executive Order No. 166 of 13 March 2003 on the First Public Offer of Certain Securities issued under Chapter 12 of the Danish Act on Trading in Securities.

     The ADSs will not be offered or sold, directly or indirectly, to the public in the Republic of France and all offers and sales of ADSs will be made in the Republic of France only to qualified investors as defined and in accordance with Articles L.411-1 and L.411-2 of the French Code monétaire et financier and Decree No 98-880 dated October 1, 1998 relating to offers to qualified investors. In addition, neither this Prospectus nor any offering material relating to our ADSs has been distributed or caused to be distributed or will be distributed or caused to be distributed in the Republic of France, other than to those investors to whom offers and sales of the ADSs may be made as described in this paragraph.

     This document is not a Securities Selling Prospectus within the meaning of the German Securities Sales Prospectus Act of September 8, 1998 and has not been filed with and approved by the German Federal Supervisory Authority (Bundesanstalt für Finanzdienstlienstleistungsaufsicht) or any other competent German governmental authority under the relevant laws. No ADSs have been offered or sold, no ADSs may be offered or sold, and no copies of this document or any document relating to the ADSs may be distributed, directly or indirectly, in Germany except to persons falling within the scope of section 2 numbers 1 (persons who as part of their profession, occupation or business, purchase or sell securities for their own account or for the account of third parties), 2 (a restricted circle of persons) and 3 (employees by their employer or related group companies) of the German Securities Sales Prospectus Act of September 8, 1998 and no steps have been, or will be, taken which would constitute a public offering of the ADSs in Germany.

     The offering of the ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa, or CONSOB, in accordance with Italian securities legislation. Sales of the ADSs in the Republic of Italy shall be effected in accordance with all Italian securities, tax and other applicable laws and regulations; and (ii) no ADSs have been offered, sold or delivered, no ADSs may be offered sold or delivered, and no copies of this document or any other document relating to the ADSs may be distributed, in the Republic of Italy, unless such offer, sale or delivery of ADSs or distribution of copies of this document or other documents relating to the ADSs in the Republic of Italy is to qualified investors (operatori qualificati), as defined by Articles 25 and 31(2) of CONSOB Regulation no. 11522 of 1 July 1998 as subsequently modified (Regulation 11522), except for individuals referred to in Article 31(2) of Regulation 11522 who exercise administrative, managerial or supervisory functions at a registered securities dealing firm (a Società di Intermediazione Mobiliare or SIM), management companies (società di gestione del risparmio) authorized to manage individual portfolios on behalf of third parties and fiduciary companies authorized to manage individual portfolios pursuant to Article 60(4) of Legislative Decree no. 415 of 23 July 1996, and may not be reproduced or redistributed or passed on, directly or indirectly, to any other person or published in whole or in part. Any offer, sale or delivery of the ADSs or distribution of copies of this document in Italy must be made solely by entities which are duly authorized to conduct such activities in Italy and must be in full compliance with the provisions contained in Legislative Decree no. 58 of 24 February 1998, Legislative Decree no. 385 of 1

September 1993 and any other applicable laws and regulations and possible requirements or limitations which may be imposed by the Italian competent authorities.

      The ADSs will not be offered or sold in Hong Kong by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No advertisement, invitation or document relating to the ADSs, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws in Hong Kong) will be issued other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

      The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (2) in compliance with any other applicable requirements of Japanese law.

      No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia pursuant to the Securities Commission Act, 1993, as the offer for purchase of, or invitation to purchase, the ADSs is meant to qualify as an “excluded offer or excluded invitation” within the meaning of Section 38 of the Securities Commission Act, 1993. The ADSs will not be offered, sold, transferred or otherwise disposed, directly or indirectly, nor any document or other material in connection therewith distributed, in Malaysia, other than to persons falling within anyone of the categories or persons specified in Schedule 2 and/or Schedule 3 of the Securities Commission Act, 1993, who are also persons to whom any offer or invitation to purchase or sell would be an excluded offer or invitation within the meaning of Section 38 of the Securities Commission Act, 1993.

      The ADSs will not be offered, transferred, delivered or sold in or from The Netherlands as part of any initial distribution or as part of any re-offering, and the ADSs will not be distributed or any other document in respect of the offering in or from The Netherlands, other than to individuals or legal entities, who or which trade or invest in securities in the conduct of their profession or trade (which includes banks, investment banks, securities firms, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises).

     This document has not been approved by or registered with the Oslo Stock Exchange under Chapter 5 of the Norwegian Securities Trading Act 1997. No ADSs have been offered or sold, and may not be offered or sold, to any persons in Norway in any way that would constitute an offer to the public other than to persons who invest in securities as part of their professional activity and who are registered with the Oslo Stock Exchange in this capacity, or otherwise only in circumstances where an exemption from the duty to publish an offering memorandum under the Norwegian Securities Trading Act 1997 shall be applicable.

     The offer of ADSs has not been registered with the Portuguese Securities Market Commission (“CMVM”). No action has been or will be taken that would permit a public offering of any of the ADSs in Portugal. No ADSs may be offered, sold or delivered except in circumstances that will result in compliance with any applicable laws and regulations. In particular, (i) no offer has been addressed to more than 200 (non-institutional) Portuguese investors, and (ii) no offer has been preceded or followed by prospecting or solicitation of investment intentions, by promotion or solicitation to unidentified investors or followed by publication of any promotional material.

     This document has not been registered as an offering memorandum or information memorandum with the Monetary Authority of Singapore. No advertisement may be made offering or calling attention to an offer or intended offer of the ADSs to the public in Singapore. No ADSs may be offered or sold, no ADSs will be made the subject of an invitation for subscription or purchase, and this document or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs may not be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than:

  to an institutional investor or other person specified in Section 274 of the Securities and Futures Act 2001 of Singapore, or the Securities and Futures Act,

  to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or

  otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

The offer of the ADSs has not been registered with the Comisión Nacional del Mercado de Valores.

Accordingly, the ADSs will not be offered or sold in the Kingdom of Spain nor will any document or offer materials be distributed in Spain or targeted to Spanish resident investors except in compliance and in accordance with the requirements of the Spanish Securities Market Law, as amended, and the Royal Decree 291/1992, 27 March as amended, and the regulations issued thereunder.

     This document has not been approved by or registered with the Swedish Financial Supervisory Authority. No ADSs have been offered or sold, and no ADSs may be offered or sold, to persons in Sweden except to a “closed circle” or not more than 200 pre-selected, nonsubstitutable investors, under the Swedish Financial Instruments Trading Act (“Lag (1991:980) om handel med finansiella instrument”).

     This document does not constitute a offering memorandum within the meaning of Article 652a and Article 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). This Offer or the ADSs have not been and will not be approved by any Swiss regulatory authority.

     This document is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates (U.A.E.). The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the U.A.E. Central Bank, the Dubai Financial Market, the Abu Dhabi Securities market or with any other U.A.E. exchange.

      The ADSs may not be offered or sold prior to the date six months after the date of delivery of the ADSs to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. All sales of ADSs will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the “FSMA”) with respect to anything done in relation to the offering and the ADSs in, from or otherwise involving the United Kingdom. No person may communicate or caused to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the sale of any ADSs in circumstances in which Section 21(i) of the FSMA does not apply to us.

     No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus, or any other material relating to us, the selling shareholders or the ADSs, in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

     No prospectus may be distributed directly or indirectly in India to the residents of India and the Underwriters may not offer or sell, directly or indirectly, any ADSs in India to, or for the account or benefit, of any resident of India.

     A prospectus in electronic format may be made available on the website maintained by one or more underwriters or securities dealers. The representatives of the Underwriters may agree to allocate a number of ADSs to the Underwriters for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated by the representatives to the Underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the Underwriters to securities dealers who resell ADSs to online brokerage account holders.

     In order to facilitate the offering of ADSs, the Underwriters may purchase and sell equity shares and/or ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of ADSs than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the Underwriters' option to purchase additional ADSs from the selling shareholders in the offering. The Underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing additional ADSs in the open market. In determining the source of ADSs to close out the covered short position, the Underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. "Naked" short sales are any sales in excess of such option. The Underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids or purchases of ADSs made by the Underwriters in the open market prior to the completion of the offering.

     The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such Underwriter in stabilizing or short covering transactions.

     Any of these activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The Underwriters are not required to engage in these activities. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

     As of           , affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and UBS AG owned approximately (i)            , (ii)            , and (iii)           of our equity shares, respectively. These affiliates of the Underwriters have chosen to sell a portion of their equity shares and are participating in the Indian Invitation to Offer on a pari passu basis and upon the same terms and conditions applicable to all holders of our equity shares. Gross proceeds to these affiliates of the Underwriters are estimated to be approximately US$            (and approximately US$            if the Underwriters exercise their option to purchase additional ADSs in full).

     The number of shares being sold by the selling shareholders in the offering, including those that may be sold by affiliates of our Underwriters, will not be determined until the closing of the Indian Invitation to Offer, which will occur shortly before pricing of the offering. As such, there is a possibility that 10% or more of the net offering proceeds, not including underwriting compensation, may be paid to NASD members participating in the distribution of the offering or associated or affiliated persons of such members. In such an event, the offering will be made pursuant to the provisions of NASD Rule 2710(c)(8) and NASD Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc.

     We and the selling shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     The representatives of the Underwriters may be contacted at the following address: Merrill Lynch, Pierce, Fenner & Smith Incorporated,                     ; Morgan Stanley & Co. Incorporated,                     ; and UBS AG,                   .

LEGAL MATTERS

     Certain U.S. legal matters will be passed upon for us by Davis Polk & Wardwell, our U.S. counsel, and for the underwriters by Latham & Watkins LLP, U.S. counsel to the underwriters. The validity of the ADSs offered by us in this prospectus and the validity of the equity shares represented by the ADSs and certain other Indian legal matters will be passed upon by Amarchand & Mangaldas & Suresh A. Shroff & Co., our Indian counsel, and by Little & Co., Indian counsel to the underwriters. Davis Polk & Wardwell may rely upon Amarchand & Mangaldas & Suresh A. Shroff & Co. and Latham & Watkins LLP may rely upon Little & Co. with respect to all matters of Indian law.

EXPERTS

     Our consolidated balance sheets as of March 31, 2004 and 2003 and the related consolidated statements of earnings, stockholders’ equity, cash flows and other comprehensive income for each of the years in the three-year period ended March 31, 2004, together with the related notes, incorporated by reference from our annual report on Form 20-F for the fiscal year ended March 31, 2004, have been audited by KPMG LLP, independent registered public accounting firm, as stated in their report, which is incorporated by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ICICI BANK LIMITED

                              American Depositary Shares

Representing                Equity Shares

Merrill Lynch & Co.
Morgan Stanley
UBS Investment Bank

Prospectus dated                     , 2005

PART II OF FORM F-3

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers

     Under Section 201 of the Indian Companies Act, 1956, a company is prohibited from indemnifying any officer of the company or any person employed by the company as an auditor against any liability which, by virtue of any rule of law, would otherwise attach to him in respect of any negligence, default, misfeasance, or breach of duty of which he may be guilty in relation to ICICI Bank.

     Article 215 of ICICI Bank's Articles of Association provides that the directors and officers of ICICI Bank shall be indemnified by ICICI Bank against all costs, losses and expenses which any director or officer may incur or become liable for by reason of any contract entered into or act done by him in his capacity as director or officer, including any liability incurred by him in defending any proceeding brought against directors and officers in their capacity if the indemnified director or officer receives judgment in his favor or is acquitted in such proceeding.

     The form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of ICICI Bank and its directors and officers.

     ICICI Bank has obtained directors and officers insurance providing indemnification for certain of ICICI Bank's directors, officers or employees for certain liabilities.

Item 9. Exhibits

Exhibit Number	Description of Document

1.1[1]	Form of Underwriting Agreement.

4.1[2]	Deposit Agreement among ICICI Bank, Deutsche Bank and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt).

4.2[3]	Letter Agreements dated February 19, 2002 and April 1, 2002 amending and supplementing the Deposit Agreement.

4.3[2]	ICICI Bank’s Specimen Certificate for Equity Shares.

5.1[1]	Opinion of Amarchand & Mangaldas & Suresh A. Shroff & Co.

8.1[1]	Opinion of Amarchand & Mangaldas & Suresh A. Shroff & Co. as to certain Indian tax matters.

8.2[1]	Opinion of Davis Polk & Wardwell as to certain U.S. tax matters.

23.1	Consent of KPMG LLP, independent registered public accounting firm.

23.2	Consent of Amarchand & Mangaldas & Suresh A. Shroff & Co. (included in Exhibit 5.1).

23.3	Consent of Davis Polk & Wardwell (included in Exhibit 8.2).

24.1	Power of Attorney by Mr. Narayanan Vaghul.

24.2	Power of Attorney by Mr. Uday Madhav Chitale.

24.3	Power of Attorney by Mr. Somesh Ramchandra Sathe

24.4	Power of Attorney by Mr. Mahendra Kumar Sharma.

24.5	Power of Attorney by Prof. Marti Gurunath Subrahmanyam.

24.6	Power of Attorney by Mr. Kundapur Vaman Kamath.

24.7	Power of Attorney by Ms. Lalita Dileep Gupte.

24.8	Power of Attorney by Ms. Kalpana Morparia.

24.9	Power of Attorney by Ms. Chanda Kochhar.

24.10	Power of Attorney by Mr. Narayanan Srinivasa Kannan.

[1]	To be filed by an amendment to this registration statement.

[2]	Incorporated herein by reference to ICICI Bank’s Registration Statement on Form F-1 (File No. 333-30132), filed on February 11, 2000.

[3]	Incorporated herein by reference to ICICI Bank’s Annual Report on Form 20-F for the fiscal year ended March 31, 2002 filed on September 30, 2002.

Item 10. Undertakings

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, ICICI Bank Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mumbai, India on December 27, 2004.

ICICI Bank Limited

By:	/s/ JYOTIN MEHTA
	Name:	Mr. Jyotin Mehta
	Title:	General Manager and Company
Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*
Chairman
Mr. Narayanan Vaghul

*
Non-Executive Director
Mr. Uday Madhav Chitale

*
Non-Executive Director
Mr. Somesh Ramchandra Sathe

*
Non-Executive Director
Mr. Mahendra Kumar Sharma

*	Non-Executive Director

Prof. Marti Gurunath Subrahmanyam

*
Managing Director and Chief Executive Officer
Mr. Kundapur Vaman Kamath

*
Joint Managing Director
Ms. Lalita Dileep Gupte

*
Deputy Managing Director
Ms. Kalpana Morparia

*
Executive Director
Ms. Chanda Kochhar

*
Chief Financial Officer
Mr. N.S. Kannan

*By:	/s/ Nilesh Trivedi	December 27, 2004

Mr. Nilesh Trivedi
Attorney-in-Fact

Authorized Representative

/s/ Madhav Kalyan		December 27, 2004

Mr. Madhav Kalyan, as duly authorized
representative of ICICI Bank Limited in
the United States.

Exhibit Number	Description of Document

1.1[1]	Form of Underwriting Agreement.

4.1[2]	Deposit Agreement among ICICI Bank, Deutsche Bank and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt).

4.2[3]	Letter Agreements dated February 19, 2002 and April 1, 2002 amending and supplementing the Deposit Agreement.

4.3[2]	ICICI Bank’s Specimen Certificate for Equity Shares.

5.1[1]	Opinion of Amarchand & Mangaldas & Suresh A. Shroff & Co.

8.1[1]	Opinion of Amarchand & Mangaldas & Suresh A. Shroff & Co. as to certain Indian tax matters.

8.2[1]	Opinion of Davis Polk & Wardwell as to certain U.S. tax matters.

23.1	Consent of KPMG LLP, independent registered public accounting firm.

23.2	Consent of Amarchand & Mangaldas & Suresh A. Shroff & Co. (included in Exhibit 5.1).

23.3	Consent of Davis Polk & Wardwell (included in Exhibit 8.2).

24.1	Power of Attorney by Mr. Narayanan Vaghul.

24.2	Power of Attorney by Mr. Uday Madhav Chitale.

24.3	Power of Attorney by Mr. Somesh Ramchandra Sathe

24.4	Power of Attorney by Mr. Mahendra Kumar Sharma.

24.5	Power of Attorney by Prof. Marti Gurunath Subrahmanyam.

24.6	Power of Attorney by Mr. Kundapur Vaman Kamath.

24.7	Power of Attorney by Ms. Lalita Dileep Gupte.

24.8	Power of Attorney by Ms. Kalpana Morparia.

24.9	Power of Attorney by Ms. Chanda Kochhar.

24.10	Power of Attorney by Mr. Narayanan Srinivasa Kannan.

[1]	To be filed by an amendment to this registration statement.

[2]	Incorporated herein by reference to ICICI Bank’s Registration Statement on Form F-1 (File No. 333-30132), filed on February 11, 2000.

[3]	Incorporated herein by reference to ICICI Bank’s Annual Report on Form 20-F for the fiscal year ended March 31, 2002 filed on September 30, 2002.